UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at March 31, 2022 and December 31, 2021 and for the
three months ended March 31, 2022 and 2021

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	March 31, 2022	December 31, 2021
Assets
Current Assets
Cash and cash equivalents	4	$2,277	$2,588
Financial assets	5	2,527	2,014
Accounts and other receivable, net	6	5,582	4,945
Inventory, net	7	5,059	4,512
Other assets	9	1,422	1,359
		16,867	15,418
Non-Current Assets
Financial assets	5	6,383	6,536
Accounts and other receivable, net	6	834	693
Other assets	9	513	488
Property, plant and equipment	10	15,399	15,325
Deferred income tax assets		940	888
Intangible assets	11	15,049	14,806
Equity accounted investments	13	1,532	1,480
Goodwill	12	8,645	8,585
		$66,162	$64,219
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$12,458	$11,850
Non-recourse borrowings in subsidiaries of the partnership	16	2,340	2,062
		14,798	13,912
Non-Current Liabilities
Accounts payable and other	14	7,797	7,786
Corporate borrowings	16	1,701	1,619
Non-recourse borrowings in subsidiaries of the partnership	16	26,316	25,395
Deferred income tax liabilities		2,527	2,507
		$53,139	$51,219
Equity
Limited partners	19	$1,477	$2,252
Non-controlling interests attributable to:
Redemption-exchange units	19	1,359	2,011
Special limited partners		—	—
Preferred shares	19	15	15
BBUC exchangeable shares	19	1,423	—
Interest of others in operating subsidiaries		8,749	8,722
		13,023	13,000
		$66,162	$64,219

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended March 31,
(US$ MILLIONS, except per unit amounts)	Notes	2022	2021
Revenues	22	$13,472	$9,829
Direct operating costs	21	(12,595)	(8,978)
General and administrative expenses		(300)	(251)
Interest income (expense), net		(460)	(348)
Equity accounted income (loss), net	13	50	29
Impairment expense, net		—	(201)
Gain (loss) on acquisitions/dispositions, net	8	—	1,807
Other income (expense), net		(99)	39
Income (loss) before income tax		68	1,926
Income tax (expense) recovery
Current		(79)	(193)
Deferred		30	34
Net income (loss)		$19	$1,767
Attributable to:
Limited partners	19	$14	$281
Non-controlling interests attributable to:
Redemption-exchange units	19	12	249
Special limited partners	19	—	—
Preferred shares		—	—
BBUC exchangeable shares	19	2	—
Interest of others in operating subsidiaries		(9)	1,237
		$19	$1,767
Basic and diluted earnings (loss) per limited partner unit	19	$0.18	$3.57

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2022	2021
Net income (loss)		$19	$1,767
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		(180)	(99)
Foreign currency translation		367	(330)
Net investment and cash flow hedges	4	22	234
Equity accounted investments	13	—	(2)
Taxes on the above items		46	18
Reclassification to profit or loss		12	1
		267	(178)

Items that will not be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		(116)	100
Taxes on the above item		3	(12)
Total other comprehensive income (loss)		154	(90)
Comprehensive income (loss)		$173	$1,677
Attributable to:
Limited partners		$27	$271
Non-controlling interests attributable to:
Redemption-exchange units		24	240
Special limited partners		—	—
Preferred shares		—	—
BBUC exchangeable shares		4	—
Interest of others in operating subsidiaries		118	1,166
		$173	$1,677

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-Controlling Interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	Preferred shares	BBUC exchangeable shares	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2022	$2,192	$63	$150	$(153)	$2,252	$2,011	$—	$15	$—	$8,722	$13,000
Net income (loss)	—	14	—	—	14	12	—	—	2	(9)	19
Other comprehensive income (loss)	—	—	—	13	13	12	—	—	2	127	154
Total comprehensive income (loss)	—	14	—	13	27	24	—	—	4	118	173
Contributions	—	—	—	—	—	—	—	—	—	402	402
Distributions (2)	—	(5)	—	—	(5)	(4)	—	—	—	(582)	(591)
Ownership changes (3)	—	—	(15)	1	(14)	8	—	—	—	89	83
Unit repurchases (2)	(44)	—	—	—	(44)	—	—	—	—	—	(44)
Issuance of BBUC exchangeable shares (4)	—	—	(786)	47	(739)	(680)	—	—	1,419	—	—
Balance as at March 31, 2022	$2,148	$72	$(651)	$(92)	$1,477	$1,359	$—	$15	$1,423	$8,749	$13,023
Balance as at January 1, 2021	$2,275	$(235)	$68	$(180)	$1,928	$1,549	$—	$15	$—	$7,845	$11,337
Net income (loss)	—	281	—	—	281	249	—	—	—	1,237	1,767
Other comprehensive income (loss)	—	—	—	(10)	(10)	(9)	—	—	—	(71)	(90)
Total comprehensive income (loss)	—	281	—	(10)	271	240	—	—	—	1,166	1,677
Contributions	—	—	—	—	—	—	—	—	—	997	997
Distributions (2)	—	(5)	—	—	(5)	(4)	—	—	—	(798)	(807)
Ownership changes (3)	—	43	(44)	(38)	(39)	113	—	—	—	(603)	(529)
Unit repurchases (2)	(14)	—	—	—	(14)	—	—	—	—	—	(14)
Acquisition of interest (5)	—	—	—	—	—	—	—	—	—	140	140
Balance as at March 31, 2021	$2,261	$84	$24	$(228)	$2,141	$1,898	$—	$15	$—	$8,747	$12,801
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions and Unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 2 and Note 19 for additional information on BBUC exchangeable shares.
(5)See Note 3 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2022	2021
Operating Activities
Net income (loss)		$19	$1,767
Adjusted for the following items:
Equity accounted earnings, net of distributions		(31)	(5)
Impairment expense, net	10	—	201
Depreciation and amortization expense		702	542
Gain on acquisitions/dispositions, net	8	—	(1,807)
Provisions and other items		140	(150)
Deferred income tax expense (recovery)		(30)	(34)
Changes in non-cash working capital, net	24	(1,067)	(399)
Cash from operating activities		$(267)	$115
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		2,625	1,767
Repayment of non-recourse subsidiary borrowings of the partnership		(1,681)	(1,331)
Proceeds from corporate borrowings		140	260
Repayment of corporate borrowings		(58)	(355)
Proceeds from other financing		12	76
Repayment of other financing		(34)	(25)
Proceeds from (repayment of) other credit facilities, net		150	99
Lease liability repayment		(93)	(67)
Capital provided by others who have interests in operating subsidiaries	19	488	1,339
Partnership units repurchased	19	(44)	(14)
Distributions to limited partners and Redemption-Exchange Unitholder	19	(9)	(9)
Distributions to Special LP Unitholder	19	(78)	—
Distributions to others who have interests in operating subsidiaries	19	(578)	(797)
Cash from (used in) financing activities		$840	$943
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(150)	(209)
Property, plant and equipment and intangible assets		(404)	(326)
Equity accounted investments	13	(3)	(3)
Financial assets and other		(651)	(641)
Dispositions
Subsidiaries, net of cash disposed		—	349
Property, plant and equipment and intangible assets		19	1
Financial assets and other		1,002	607
Net settlement of hedges		95	5
Restricted cash and deposits		(834)	(914)
Cash from (used in) investing activities		$(926)	$(1,131)
Cash and cash equivalents
Change during the period		(353)	(73)
Impact of foreign exchange		42	(33)
Balance, beginning of year		2,588	2,743
Balance, end of period		$2,277	$2,637
Supplemental cash flow information is presented in Note 24.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
NOTE 1. NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries (collectively, “the partnership”) is an owner and operator of services and industrial operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or “Brookfield” or the “parent company”). Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment is a managing general partnership interest in Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in business services and industrial operations. The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield, and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by public unitholders and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
Brookfield Business Corporation
On March 15, 2022, the partnership completed a special distribution whereby holders of LP Units and GP Units of record as of March 7, 2022 (the “Record Date”) received one BBUC exchangeable share, for every two Units held (the “special distribution”).
Immediately prior to the special distribution, the partnership received BBUC exchangeable shares through a distribution of BBUC exchangeable shares by the Holding LP (the “Holding LP Distribution”) to all of its unitholders. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries received approximately 35 million BBUC exchangeable shares and (ii) the partnership received approximately 38 million BBUC exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of LP Units, excluding Brookfield, held approximately 35.3% of the issued and outstanding exchangeable shares of BBUC, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding BBUC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in BBUC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BBUC. The class C shares entitle the partnership to all of the residual value in BBUC after payment in full of the amount due to holders of BBUC exchangeable shares and class B shares.
The partnership directly and indirectly controlled BBUC prior to the special distribution and continues to control BBUC subsequent to the special distribution through its interests in BBUC. The exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2021, except for the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2021 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
These unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the partnership’s general partner, Brookfield Business Partners Limited, on behalf of the partnership and authorized for issue on May 13, 2022.
Revision of Comparatives
The partnership reclassified depreciation and amortization expense to direct operating costs whereas it was previously included as a separate line labeled depreciation and amortization expense on the unaudited interim condensed consolidated statements of operating results. The partnership reclassified prior period amounts to reflect this change. This reclassification increased direct operating costs by $542 million for the three months ended March 31, 2021, with an equal and offsetting decrease in the depreciation and amortization expense line item. This reclassification had no impact on revenues, net income (loss), or earnings (loss) per limited partner unit.
(i)Critical accounting judgments and measurement uncertainty
The preparation of financial statements in accordance with IAS 34 requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s annual consolidated financial statements as at and for the year ended December 31, 2021. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. There have been no significant changes to the method of determining critical accounting estimates and judgments since December 31, 2021.
(b)New accounting policies adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2022.
(i)Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets (“IAS 37”)
These amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.
The partnership adopted these amendments on January 1, 2022 and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
(ii)IFRS 9 – Financial instruments (“IFRS 9”) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The partnership adopted this amendment on January 1, 2022 and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
(c)Future changes in accounting policies
(i)Insurance contracts
In May 2017, the IASB published IFRS 17, Insurance contracts (“IFRS 17”) a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance contracts. In June 2020, the IASB decided on a further deferral of the effective date of IFRS 17 from annual periods beginning on or after January 1, 2021 to annual periods beginning on or after January 1, 2023.
The measurement approach under IFRS 17 is based on the following:
•fulfillment cash flows which comprise:
◦a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract;
◦the effect of the time value of money; and
◦a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows;
•a contractual service margin which represents the unearned profit in a contract and that is recognized in profit or loss over time as the insurance coverage is provided.
There will also be a new financial statement presentation for insurance contracts and additional disclosure requirements.
IFRS 17 requires the partnership to distinguish between groups of contracts expected to be profit-making and groups of contracts expected to be onerous. IFRS 17 is to be applied retrospectively to each group of insurance contracts. If full retrospective application to a group of contracts is impracticable, the modified retrospective or fair value method may be used. The partnership is currently assessing the impact of IFRS 17 on its financial statements.
(ii)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The partnership is currently assessing the impact of these amendments.
(iii)Amendments to IAS 12 – Income taxes (“IAS 12”)
The amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. The amendments to IAS 12 apply to annual reporting periods beginning on or after January 1, 2023. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the partnership.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.
(a)Acquisitions completed in the three months ended March 31, 2022
There were no significant acquisitions completed in the three months ended March 31, 2022.
(b)Acquisitions completed in 2021
The following table summarizes the consideration transferred, assets acquired, liabilities assumed and non-controlling interests recognized at the applicable acquisition dates for significant acquisitions. The consideration transferred reflects the partnership’s equity contribution, debt raised alongside institutional partners to fund the acquisition, contingent consideration and non-cash consideration:

(US$ MILLIONS)	Business services	Infrastructure services (1)	Industrials (1)	Total
Cash (2)	$219	$4,806	$4,040	$9,065
Non-cash consideration	—	19	—	19
Contingent consideration	63	—	358	421
Total consideration	$282	$4,825	$4,398	$9,505

Cash and cash equivalents	$11	$100	$165	$276
Accounts receivable and other, net	52	412	304	768
Inventory, net	—	104	484	588
Property, plant and equipment	56	1,967	467	2,490
Intangible assets	84	1,941	2,509	4,534
Goodwill	290	1,739	1,821	3,850
Equity accounted investments and other assets	9	5	28	42
Accounts payable and other	(96)	(831)	(769)	(1,696)
Non-recourse borrowings in subsidiaries of the partnership	(103)	(27)	(2)	(132)
Deferred income tax liabilities	(21)	(585)	(599)	(1,205)
Net assets acquired before non-controlling interests	$282	$4,825	$4,408	$9,515
Non-controlling interests acquired	—	—	(10)	(10)
Net assets acquired	$282	$4,825	$4,398	$9,505
__________________________________________
(1)The fair values of acquired assets, assumed liabilities and goodwill for the acquisitions have been determined on a preliminary basis at the end of the reporting period.
(2)Cash consideration includes $80 million, $581 million and $500 million of equity from the partnership in the business services, infrastructure services and industrials segments, respectively.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
Business services
Everise Holdings Pte Ltd. (“Everise”)
On January 8, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Everise, a customer management solutions provider that specializes in managing customer interactions for large global healthcare and technology clients primarily based in the U.S. Total consideration was $282 million, comprising $219 million of equity and $63 million of contingent consideration related to the achievement of near-term performance targets payable to the former shareholders. The partnership’s economic interest of 36% was acquired for equity consideration of $80 million. The partnership received 100% of the voting rights, which provided the partnership with control. Accordingly, the partnership has consolidated the business for financial reporting purposes.
The acquisition contributed $84 million of intangible assets, net other assets of $11 million and $103 million of non-recourse borrowings. Goodwill of $290 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Non-controlling interests of $139 million attributable to institutional partners were recognized and measured at fair value. Transaction costs of $7 million were recorded as other expenses in the 2021 consolidated statements of operating results.
Industrials
Aldo Componentes Eletrônicos LTDA (“Aldo”)
On August 31, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Aldo, a leading distributor of solar power solutions for the distributed generation market in Brazil for total consideration of $623 million, comprising $295 million of equity and $328 million of contingent consideration payable to the former shareholder once certain performance targets have been met. The determination of the final settlement amount ranges from $nil to $340 million. The partnership’s economic interest was 35% comprising $104 million of cash consideration. The partnership received 100% of the voting rights, which provided the partnership with control. Accordingly, the partnership has consolidated the business for financial reporting purposes.
The acquisition contributed $297 million of intangible assets, $59 million of cash and cash equivalents, $48 million of inventory, $100 million of deferred tax liabilities, and net other liabilities of $100 million. Goodwill of $419 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Non-controlling interests of $191 million attributable to institutional partners were recognized and measured at fair value.
DexKo Global Inc. (“DexKo”)
On October 4, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in DexKo, a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers, and a related acquisition shortly thereafter that was not significant to the partnership. Total consideration was $3.8 billion, comprising $1.1 billion of equity, $2.6 billion of debt, and $30 million of contingent consideration payable to former shareholders related to the realization of tax savings from the utilization of certain tax deductions which arose in connection with the acquisition. The partnership’s economic interest of 35% was acquired for equity consideration of $396 million. A portion of the partnership’s economic interest was syndicated to institutional partners, which reduced the partnership’s economic interest to 34% at March 31, 2022. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $1.4 billion was recognized and represents the growth the partnership expects to experience from the integration of the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $2.2 billion were acquired as part of the transaction, primarily comprised customer relationships, proprietary technology and patents and trademarks. Transaction costs of approximately $9 million were recorded as other expenses in the 2021 consolidated statements of operating results. Non-controlling interests of $761 million primarily attributable to institutional partners were recognized and measured at fair value.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
Infrastructure services
Modulaire Investments 2 S.à r.l. (“Modulaire”)
On December 15, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Modulaire, a provider of modular building leasing services in Europe and Asia-Pacific for total consideration of $4.8 billion, comprising $1.6 billion of equity, $3.2 billion of debt, and $19 million of non-cash consideration. The partnership’s economic interest of 36% was acquired for equity consideration of $581 million. A portion of the partnerships economic interest was syndicated to institutional partners, which reduced the partnership’s economic interest to 32% at March 31, 2022. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $1.7 billion was recognized and represents the growth the partnership expects to experience from the integration of the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $1.9 billion that were acquired as part of the transaction, primarily comprised customer relationships and brand names. Transaction costs of approximately $23 million were recorded as other expenses in the 2021 consolidated statements of operating results. Non-controlling interests of $1.0 billion attributable to institutional partners were recognized and measured at fair value.
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table provides the details of financial instruments and their associated financial instrument classifications as at March 31, 2022:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,277	$2,277
Accounts and other receivable, net (current and non-current)	—	—	6,416	6,416
Other assets (current and non-current) (1)	—	—	475	475
Financial assets (current and non-current) (2)	590	5,688	2,632	8,910
Total	$590	$5,688	$11,800	$18,078
Financial liabilities
Accounts payable and other (current and non-current) (2) (3)	$670	$387	$11,350	$12,407
Borrowings (current and non-current)	—	—	30,357	30,357
Total	$670	$387	$41,707	$42,764
____________________________________
(1)Excludes prepayments, subrogation recoverable, deferred policy acquisition costs and other assets of $1,460 million.
(2)Refer to Hedging Activities in Note 4 (a) below.
(3)Includes derivative liabilities, and excludes provisions, decommissioning liabilities, deferred revenues, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various taxes and duties of $7,848 million.
Included in cash and cash equivalents as at March 31, 2022 is $1,965 million of cash (December 31, 2021: $2,180 million) and $312 million of cash equivalents (December 31, 2021: $408 million).
Included in financial assets (current and non-current) as at March 31, 2022 is $1,211 million (December 31, 2021: $1,369 million) of equity instruments and $4,217 million (December 31, 2021: $4,697 million) of debt instruments designated as measured at fair value through other comprehensive income.
The fair value of all financial assets and liabilities as at March 31, 2022 were consistent with carrying value, with the exception of the borrowings at the partnership’s offshore oil services operations measured at amortized cost, where fair value determined using Level 1 and Level 2 inputs resulted in a fair value of $2,326 million (December 31, 2021: $2,362 million) versus a carrying value of $2,462 million (December 31, 2021: $2,471 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2021:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,588	$2,588
Accounts and other receivable, net (current and non-current)	—	—	5,638	5,638
Other assets (current and non-current) (1)	—	—	478	478
Financial assets (current and non-current) (2)	518	6,243	1,789	8,550
Total (3)	$518	$6,243	$10,493	$17,254
Financial liabilities
Accounts payable and other (2) (4)	$640	$220	$10,847	$11,707
Borrowings (current and non-current)	—	—	29,076	29,076
Total	$640	$220	$39,923	$40,783
____________________________________
(1)Excludes prepayments, subrogation recoverable and other assets of $1,369 million.
(2)Refer to Hedging Activities in Note 4(a) below.
(3)Total financial assets include $5,200 million of assets pledged as collateral.
(4)Includes derivative liabilities and excludes provisions, decommissioning liabilities, deferred revenues, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various taxes and duties of $7,929 million.
(a)Hedging activities
Net investment hedges
The partnership uses foreign exchange derivative contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three months ended March 31, 2022, a pre-tax net loss of $100 million (March 31, 2021: pre-tax net gain of $167 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at March 31, 2022, there was a derivative asset balance of $42 million (December 31, 2021: $87 million) and a derivative liability balance of $203 million (December 31, 2021: $58 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The partnership uses commodity swap contracts to hedge the sale price of natural gas contracts, purchase price of oil, lead, polypropylene, and tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three months ended March 31, 2022, a pre-tax net gain of $122 million (March 31, 2021: pre-tax net gain of $67 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at March 31, 2022, there was a derivative asset balance of $219 million (December 31, 2021: $89 million) and derivative liability balance of $184 million (December 31, 2021: $162 million) relating to the derivative contracts designated as cash flow hedges.
Derivative instruments not designated in a hedging relationship are measured at fair value, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.
Fair value hierarchical levels – financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $284 million (December 31, 2021: $297 million) of financial assets and $484 million (December 31, 2021: $498 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
There were no transfers between levels during the three months ended March 31, 2022. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at March 31, 2022 and December 31, 2021:

	March 31, 2022			December 31, 2021
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$770	$—	$—	$865	$—	$—
Corporate and government bonds	17	3,525	—	43	3,956	—
Derivative assets	25	428	—	2	300	—
Other financial assets (1)	538	692	284	586	712	297
	$1,350	$4,645	$284	$1,496	$4,968	$297
Financial liabilities
Derivative liabilities	$115	$458	$18	$14	$348	$19
Other financial liabilities (2)	—	—	466	—	—	479
	$115	$458	$484	$14	$348	$498
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily secured debentures and non-listed equity instruments.
(2)Includes $436 million (December 31, 2021: $411 million) of contingent consideration payable between 2022 and 2024 in relation to the acquisition of subsidiaries. Refer to Note 3 for further information.
The following table presents the change in the balance of financial assets classified as Level 3 as at March 31, 2022 and December 31, 2021:

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Balance at beginning of period	$297	$341
Fair value change recorded in net income	(5)	(5)
Fair value change recorded in other comprehensive income	(4)	17
Additions	—	121
Disposals	(7)	(172)
Foreign currency translation and other	3	(5)
Balance at end of period	$284	$297
The following table presents the change in the balance of financial liabilities classified as Level 3 as at March 31, 2022 and December 31, 2021:

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Balance at beginning of period	$498	$11
Fair value change recorded in net income	2	3
Fair value change recorded in other comprehensive income	—	—
Additions	3	510
Disposals	(72)	(5)
Foreign currency translation and other	53	(21)
Balance at end of period	$484	$498

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
(b)Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at March 31, 2022, $nil of financial assets (December 31, 2021: $nil) and $13 million of financial liabilities (December 31, 2021: $16 million) were offset in the unaudited interim condensed consolidated statements of financial position.
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Current
Marketable securities	$954	$1,262
Restricted cash	1,057	224
Derivative contracts	196	179
Loans and notes receivable	209	211
Other financial assets (1)	111	138
Total current	$2,527	$2,014
Non-current
Marketable securities	$3,191	$3,601
Restricted cash	309	297
Derivative contracts	257	123
Loans and notes receivable	937	936
Other financial assets (1)	1,689	1,579
Total non-current	$6,383	$6,536
____________________________________
(1)Other financial assets include secured debentures, asset backed securities and preferred shares in the partnership’s business services segment.
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Current, net	$5,582	$4,945
Non-current, net
Accounts receivable	80	60
Retainer on customer contract	71	61
Billing rights	683	572
Total non-current, net	$834	$693
Total	$6,416	$5,638
Non-current billing rights primarily represent unbilled rights arising at the partnership’s water and wastewater operations in Brazil from revenues earned from the construction on public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction operations has a retention balance, which comprised amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts receivable balance as at March 31, 2022 was $213 million (December 31, 2021: $231 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Raw materials and consumables	$1,408	$1,340
Fuel products (1)	814	727
Work in progress	781	723
RTFO certificates (2)	420	391
Finished goods and other (3)	1,636	1,331
Carrying amount of inventories	$5,059	$4,512
____________________________________
(1)Fuel products that are traded in active markets are purchased with a view to resell in the near future. As a result, these stocks of fuel products are recorded at fair value based on quoted market prices.
(2)RTFO certificates held for trading as at March 31, 2022 had a fair value of $nil (December 31, 2021: $nil). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.
(3)Finished goods and other are mainly composed of finished goods inventory in the infrastructure services and industrials segments.
NOTE 8. DISPOSITIONS
(a)Dispositions completed in the three months ended March 31, 2022
For the three month period ended March 31, 2022, the partnership did not recognize any net gains or losses on dispositions.
(b)Dispositions completed in the three months ended March 31, 2021
For the three month period ended March 31, 2021, the partnership recognized a net gain on dispositions of $1,807 million primarily related to the transactions described below.
On January 14, 2021, the partnership, together with institutional partners, sold 20 million common shares of its investment in its graphite electrode operations as part of a block trade transaction for total proceeds of $214 million. The transaction decreased the partnership’s voting interest in the investment to 48% but did not result in a loss of control. The partnership recorded a pre-tax gain of $239 million in the unaudited interim condensed consolidated statements of changes in equity, of which $82 million attributable to the partnership was recorded in gain (loss) on acquisitions/dispositions, net recorded in equity in the segment measure of profit or loss, refer to Note 23.
On March 1, 2021, the partnership, together with institutional partners, sold an additional 30 million common shares of its graphite electrode operations as part of a block trade for total proceeds of $350 million, which decreased the partnership’s voting interest to 37% and resulted in the deconsolidation of its investment. The partnership retained significant influence and continued to account for its 13% economic ownership in the investment using the equity method. As a result of the loss of control, a pre-tax gain of $1,764 million was recorded in the unaudited interim condensed consolidated statements of operating results. The partnership’s share of the total pre-tax gain recorded in gain (loss) on acquisitions/dispositions was $609 million. The gain on deconsolidation was calculated as the fair value of the interest retained by the partnership, together with institutional investors, in shares of the investment, cash proceeds received on the sale of shares to third parties, net of the derecognition of net assets and non-controlling interests in the graphite electrode operations.
Additionally, the partnership recognized a pre-tax gain of $41 million in the first quarter of 2021 from the disposition of a portion of the partnership’s investment in public securities. The prior period unrealized fair value changes of $169 million related to these securities were recorded in gain (loss) on acquisitions/dispositions, net recorded in equity in the segment measure of profit of loss.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Current
Work in progress (1)	$475	$478
Prepayments and other assets	939	872
Assets held for sale	8	9
Total current	$1,422	$1,359
Non-current
Prepayments and other assets	$513	$488
Total non-current	$513	$488
____________________________________
(1)See Note 15 for additional information.
NOTE 10. PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Gross carrying amount
Balance at beginning of period	$20,342	$18,004
Additions (cash and non-cash)	422	1,419
Dispositions	(130)	(1,173)
Acquisitions through business combinations (1)	70	2,518
Transfers and assets reclassified as held for sale	—	(139)
Foreign currency translation and other	83	(287)
Balance at end of period	$20,787	$20,342
Accumulated depreciation and impairment
Balance at beginning of period	$(5,017)	$(4,022)
Depreciation/depletion/impairment expense	(436)	(1,680)
Dispositions	94	553
Transfers and assets reclassified as held for sale	—	103
Foreign currency translation and other	(29)	29
Balance at end of period	$(5,388)	$(5,017)
Net book value (2)	$15,399	$15,325
____________________________________
(1)See Note 3 for additional information.
(2)Includes right-of-use assets of $1,483 million as at March 31, 2022 (December 31, 2021: $1,551 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
NOTE 11. INTANGIBLE ASSETS

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Gross carrying amount
Balance at beginning of period	$17,128	$12,874
Additions	97	322
Dispositions	—	(155)
Acquisitions through business combinations (1)	89	4,536
Foreign currency translation	372	(449)
Balance at end of period	$17,686	$17,128
Accumulated amortization and impairment
Balance at beginning of period	$(2,322)	$(1,613)
Amortization/impairment expense	(266)	(841)
Dispositions	—	73
Foreign currency translation	(49)	59
Balance at end of period	$(2,637)	$(2,322)
Net book value	$15,049	$14,806
____________________________________
(1)See Note 3 for additional information.
NOTE 12. GOODWILL

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Balance at beginning of period	$8,585	$5,244
Acquisitions through business combinations (1)	—	3,967
Impairment (2)	—	(175)
Dispositions (3)	—	(171)
Foreign currency translation	60	(280)
Balance at end of period	$8,645	$8,585
____________________________________
(1)See Note 3 for additional information.
(2)Relates to a goodwill impairment loss of $175 million at the partnership’s offshore oil services operations in 2021.
(3)Relates to the deconsolidation of the partnership’s graphite electrode operations on March 1, 2021. Refer to Note 8 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
NOTE 13. EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Balance at beginning of year	$1,480	$1,690
Acquisitions through business combinations	9	20
Additions	3	430
Impairment losses	—	(29)
Dispositions	—	(534)
Share of net income	50	13
Share of other comprehensive income (loss)	—	(16)
Distributions received	(19)	(89)
Foreign currency translation	9	(5)
Balance at end of period	$1,532	$1,480
NOTE 14. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Current:
Accounts payable	$3,797	$3,665
Accrued and other liabilities (1) (2)	5,285	4,977
Lease liabilities	312	312
Financial liabilities (3)	535	316
Unearned premiums reserve (4)	623	620
Work in progress (5)	1,378	1,397
Provisions and decommissioning liabilities	528	563
Total current	$12,458	$11,850
Non-current:
Accounts payable	$116	$119
Accrued and other liabilities (2)	1,628	1,556
Lease liabilities	1,253	1,293
Financial liabilities (3)	2,224	2,159
Unearned premiums reserve (4)	1,582	1,608
Work in progress (5)	10	1
Provisions and decommissioning liabilities (5)	984	1,050
Total non-current	$7,797	$7,786
____________________________________
(1)Includes bank overdrafts of $844 million as at March 31, 2022 (December 31, 2021: $727 million).
(2)Includes post-employment benefits of $774 million ($18 million current and $756 million non-current) as at March 31, 2022 and $771 million ($20 million current and $751 million non-current) as at December 31, 2021.
(3)Includes financial liabilities of $1,784 million ($67 million current and $1,717 million non-current) as at March 31, 2022 and $1,732 million ($66 million current and $1,666 million non-current) as at December 31, 2021 related to the sale and leaseback of hospitals.
(4)See Note 25 for additional information.
(5)See Note 15 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
NOTE 15. CONTRACTS IN PROGRESS
A summary of the partnership’s contracts in progress is presented below:

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Contract costs incurred to date	$21,762	$21,381
Profit recognized to date (less recognized losses)	1,792	1,783
	23,554	23,164
Less: progress billings	(24,467)	(24,084)
Contract work in progress (liability)	$(913)	$(920)
Comprising:
Amounts due from customers – work in progress	$475	$478
Amounts due to customers – creditors	(1,388)	(1,398)
Net work in progress	$(913)	$(920)
NOTE 16. BORROWINGS
(a)Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in euros, sterling, Australian, U.S. or Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. At March 31, 2022, the partnership had $374 million available on its bilateral credit facilities with a maturity date of June 29, 2026. The balance drawn on the bilateral credit facility at March 31, 2022 was $1,701 million (December 31, 2021: $1,619 million).
The partnership had $1.0 billion available on its revolving credit facility with Brookfield at March 31, 2022. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s wholly-owned subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The credit facility automatically renews for consecutive one-year periods until June 26, 2026. The total available amount on the credit facility will decrease to $500 million on April 27, 2023. As at March 31, 2022, the credit facility remained undrawn.
The partnership is currently in compliance with all material covenant requirements, and continues to monitor performance against such covenant requirements.
Refer to Note 17 for further details on the Deposit Agreement with Brookfield. As at March 31, 2022, there were no funds on deposit from Brookfield.
(b)Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse subsidiary borrowings of the partnership as at March 31, 2022 were $2,340 million and $26,316 million, respectively (December 31, 2021: $2,062 million and $25,395 million, respectively).
Some of the partnership’s businesses have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities and notes and debentures which are subject to fixed or floating interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The partnership’s operations are currently in compliance with or have obtained waivers related to all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
NOTE 17. RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties at exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.
(a)Transactions with the parent company
The partnership is a party to a Credit Agreement with Brookfield (the “Brookfield Credit Agreement”) that permits borrowings of up to $1 billion. As at March 31, 2022, $nil (December 31, 2021: $nil) was drawn on the credit facilities under the Brookfield Credit Agreement.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at March 31, 2022, the amount of the deposit from Brookfield was $nil (December 31, 2021: $nil). For the three months ended March 31, 2022, the partnership recorded interest expense of $nil (March 31, 2021 interest expense of $2 million) on these deposits.
During the three months ended March 31, 2022, the partnership entered into a commitment agreement with Brookfield whereby Brookfield agreed to subscribe for up to $1 billion of preferred equity securities of the partnership and its subsidiaries. The preferred equity securities bear fixed preferential cumulative dividends or distributions at 6% per annum and are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. As at March 31, 2022, the amount subscribed from Brookfield was $nil.
Holding LP pays Brookfield a quarterly base management fee, which is reflected within general and administrative expenses. For purposes of calculating the base management fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a service recipient, less all cash held by such entities. The base management fee for the three months ended March 31, 2022 was $24 million (March 31, 2021: $18 million).
In its capacity as the holder of the special limited partner (“Special LP”) units of Holding LP, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three months ended March 31, 2022 was $nil (March 31, 2021: $nil).
In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for the receipt of payments relating to such contracts.
In December 2021, the partnership’s residential mortgage insurer committed to invest a total of $50 million into a private credit real estate fund managed by Brookfield over a period of two years. As of March 31, 2022, $9 million of the total commitment was invested.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
(b)Other
The following tables summarize other transactions the partnership has entered into with related parties:

	Three Months Ended March 31,
(US$ MILLIONS)	2022	2021
Transactions during the period
Business services revenues (1)	$79	$153
____________________________________
(1) Within the business services segment, the partnership provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Balances at end of period
Accounts and other receivable, net	$128	$138
Accounts payable and other (1)	475	549
Non-recourse borrowings in subsidiaries of the partnership	56	56
____________________________________
(1)Includes $339 million (December 31, 2021: $326 million) related to a tax receivable agreement payable to related parties by the partnership’s advanced energy storage operations.
NOTE 18. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
The aggregate fair values of the partnership’s derivative financial instruments positions as at March 31, 2022 and December 31, 2021 were as follows:

	March 31, 2022		December 31, 2021
(US$ MILLIONS)	Financial Asset	Financial Liability	Financial Asset	Financial Liability
Foreign exchange contracts	$159	$275	$184	$129
Cross currency swaps	6	—	5	1
Interest rate derivatives	228	96	62	179
Equity derivatives	—	30	11	19
Commodities contracts	60	190	40	53
Total	$453	$591	$302	$381
Total current	$196	$366	$179	$160
Total non-current	$257	$225	$123	$221
NOTE 19. EQUITY
The partnership’s consolidated equity interests include LP Units held by public unitholders and Brookfield, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield, and BBUC exchangeable shares held by public unitholders and Brookfield, collectively, “Units” or “Unitholders” as described in Note 1, and $15 million of preferred shares held by Brookfield. As at March 31, 2022, Brookfield owns approximately 65% of the partnership on a fully exchanged basis.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
For the three months ended March 31, 2022, the partnership made distributions on the LP Units, GP Units and Redemption-Exchange Units of $9 million, or approximately $0.0625 per Unit (March 31, 2021: $9 million, or approximately $0.0625 per Unit). For the three months ended March 31, 2022, the partnership made distributions to others who have interests in the operating subsidiaries $582 million (March 31, 2021: $798 million), primarily as a result of distributions from the partnership’s residential mortgage insurer and nuclear technology services operations, combined with the distributions of proceeds from the syndication of the partnership’s investment in modular building leasing services operations.
(a)GP Units and LP Units
LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The GP Units are not quantitatively material to the financial statements and therefore have not been separately presented on the unaudited interim consolidated statements of financial position.
The table below provides a continuity of GP Units and LP Units outstanding for the period ended March 31, 2022:

UNITS	GP Units	LP Units	Total
Balance as at January 1, 2022	4	77,085,493	77,085,497
Repurchased and canceled	—	(1,118,136)	(1,118,136)
Balance as at March 31, 2022	4	75,967,357	75,967,361
The weighted average number of LP Units for the three months ended March 31, 2022 was 76.7 million (March 31, 2021: 78.8 million).
During the three months ended March 31, 2022, the partnership repurchased and canceled 1,118,136 LP Units (March 31, 2021: 363,102 LP Units).
Net income attributable to limited partnership unitholders for the three months ended March 31, 2022 was $14 million (March 31, 2021: net income of $281 million).
(b)Redemption-Exchange Units
The table below provides a continuity of Redemption-Exchange Units outstanding for the period ended March 31, 2022:

UNITS	Redemption-Exchange Units
Balance as at January 1, 2022	69,705,497
Repurchased and canceled	—
Balance as at March 31, 2022	69,705,497
As at March 31, 2022, the Holding LP had issued 69.7 million Redemption-Exchange Units to Brookfield. Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.
The Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this redemption right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the Redemption-Exchange Units are classified as equity in accordance with IAS 32.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
(c)BBUC exchangeable shares
The table below provides a continuity of BBUC exchangeable shares outstanding for the period ended March 31, 2022:

SHARES	BBUC exchangeable shares
Balance as at January 1, 2022	—
Special distribution	73,088,510
Converted to class C shares	(80,425)
Balance as at March 31, 2022	73,008,085
On March 15, 2022, the partnership completed a special distribution whereby Unitholders as of the Record Date received one BBUC exchangeable share, for every two Units held. The special distribution resulted in the issuance of 73 million exchangeable shares to public unitholders and Brookfield. Both the LP Units and GP Units issued by the partnership and the BBUC exchangeable shares issued by BBUC have the same economic attributes in all respects, except as noted below.
Each BBUC exchangeable share is exchangeable at the option of the holder for one LP Unit (subject to adjustment to reflect certain capital events) or for cash in an amount equal to the market value of one of the partnership’s LP Units. The partnership may elect to satisfy the exchange obligation by acquiring such tendered BBUC exchangeable shares for an equivalent number of LP Units or its cash equivalent. The partnership intends to satisfy any exchange requests on the BBUC exchangeable shares through the delivery of LP Units rather than cash. The BBUC exchangeable shares are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this exchange right is subject to the partnership’s right, at its sole discretion, to satisfy the exchange request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the BBUC exchangeable shares are classified as equity in accordance with IAS 32.
During the three months ended March 31, 2022, there were no exchanges of BBUC exchangeable shares into LP Units.
(d)Incentive distribution to Special LP Unitholder
In its capacity as the holder of the Special LP Units of the Holding LP, the special limited partner is entitled to incentive distributions which are calculated as 20% of the increase in the market value of the LP Units over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark.
In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting new incentive distribution threshold is $31.53 per LP Unit.
During the three months ended March 31, 2022, the volume-weighted average price, adjusted for the dilutive effect of the special distribution, was $27.99 per LP Unit, which was below the incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil (March 31, 2021: $nil).
(e)Preferred shares held by Brookfield
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the partnership. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of the directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity of the applicable entities and are reflected as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(252)	$76	$23	$(153)
Other comprehensive income (loss)	69	(43)	(13)	13
Ownership changes	—	—	1	1
Issuance of BBUC exchangeable shares (2)	67	(15)	(5)	47
Balance as at March 31, 2022	$(116)	$18	$6	$(92)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
(2)In connection with to the special distribution of BBUC, $47 million of accumulated other comprehensive income (loss) was reallocated to class A shares of BBUC. Refer to Note 2 for further details.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2021	$(144)	$52	$(88)	$(180)
Other comprehensive income (loss)	(52)	7	35	(10)
Ownership changes	—	—	(38)	(38)
Balance as at March 31, 2021	$(196)	$59	$(91)	$(228)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21. DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocation of costs incurred by Brookfield on behalf of the partnership are disclosed in Note 17. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three months ended March 31, 2022 and 2021. Comparative figures have been reclassified to conform the current period’s presentation as described in Note 2 (a):

	Three Months Ended March 31,
(US$ MILLIONS)	2022	2021
Inventory costs	$8,753	$6,064
Subcontractor and consultant costs	741	749
Concession construction materials and labor costs	79	33
Depreciation and amortization expense	702	542
Compensation	1,209	991
Other direct costs	1,111	599
Total	$12,595	$8,978
Expected credit loss provisions on financial assets are included within other direct costs.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
NOTE 22. REVENUES
(a)Revenues by type
The table below summarizes the partnership’s segment revenues by type of revenue for the three months ended March 31, 2022:

	Three Months Ended March 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$7,968	$1,164	$3,666	$—	$12,798
Other revenues	306	364	4	—	674
Total revenues	$8,274	$1,528	$3,670	$—	$13,472
The table below summarizes the partnership’s segment revenues by type of revenue for the three months ended March 31, 2021:

	Three Months Ended March 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$5,660	$978	$2,813	$—	$9,451
Other revenues	242	133	3	—	378
Total revenues	$5,902	$1,111	$2,816	$—	$9,829
(b)Timing of recognition of revenues from contracts with customers
The table below summarizes the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three months ended March 31, 2022:

	Three Months Ended March 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$7,057	$424	$3,570	$—	$11,051
Services transferred over a period of time	911	740	96	—	1,747
Total revenues from contracts with customers	$7,968	$1,164	$3,666	$—	$12,798

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
The table below summarizes the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three months ended March 31, 2021:

	Three Months Ended March 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$4,662	$423	$2,779	$—	$7,864
Services transferred over a period of time	998	555	34	—	1,587
Total revenues from contracts with customers	$5,660	$978	$2,813	$—	$9,451
(c)Revenues by geography
The table below summarizes the partnership’s segment revenues by geography for the three months ended March 31, 2022:

	Three Months Ended March 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$5,033	$95	$76	$—	$5,204
United States of America	104	445	1,509	—	2,058
Europe	825	426	836	—	2,087
Australia	1,046	46	33	—	1,125
Canada	699	23	176	—	898
Brazil	31	27	463	—	521
Mexico	—	—	209	—	209
Other	230	102	364	—	696
Total revenues from contracts with customers	$7,968	$1,164	$3,666	$—	$12,798
Other revenues	306	364	4	—	674
Total revenues	$8,274	$1,528	$3,670	$—	$13,472

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
The table below summarizes the partnership’s segment revenues by geography for the three months ended March 31, 2021:

	Three Months Ended March 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$3,538	$52	$49	$—	$3,639
United States of America	77	377	1,060	—	1,514
Europe	303	313	769	—	1,385
Australia	1,043	7	11	—	1,061
Canada	519	31	135	—	685
Brazil	48	4	193	—	245
Mexico	—	—	188	—	188
Other	132	194	408	—	734
Total revenues from contracts with customers	$5,660	$978	$2,813	$—	$9,451
Other revenues	242	133	3	—	378
Total revenues	$5,902	$1,111	$2,816	$—	$9,829
NOTE 23. SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The CODM uses adjusted earnings from operations (“Adjusted EFO”) to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital generated by its operations and to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expense and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Other income (expense), net in the partnership’s unaudited interim condensed consolidated statements of operating results includes amounts that are not related to revenue generating activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the partnership’s economic ownership interest that are considered by the partnership when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment, and other items. Refer to the footnotes to the tables below for additional details on items included therein.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
Gain (loss) on acquisitions/dispositions, net in Adjusted EFO reflects the partnership’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in unaudited interim condensed consolidated statements of operating results that are considered by the partnership when evaluating the performance and returns on invested capital generated by its businesses.
Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO corresponds to the partnership’s economic ownership interest in gains and losses recorded in the unaudited interim condensed consolidated statements of changes in equity that have been realized through a completed disposition. Material realized disposition gains or losses may be recorded in equity on the partial disposition of a subsidiary where the partnership retains control or through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
The tables below provide each segment’s results at the partnership’s economic ownership interest, in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. The tables below reconcile the partnership’s economic ownership interest in its consolidated results to the partnership’s unaudited interim condensed consolidated statements of operating results.

	Three Months Ended March 31, 2022
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,292	$612	$1,107	$—	$4,011	$9,461	$13,472
Direct operating costs (2)	(2,155)	(401)	(881)	(6)	(3,443)	(8,450)	(11,893)
General and administrative expenses	(32)	(29)	(32)	(27)	(120)	(180)	(300)
Other income (expense), net (3)	1	(10)	—	—	(9)	(15)	(24)
Interest income (expense), net	(25)	(47)	(68)	(11)	(151)	(309)	(460)
Current income tax (expense) recovery	(8)	(4)	(22)	13	(21)	(58)	(79)
Equity accounted Adjusted EFO (4)	7	18	18	—	43	27	70
Adjusted EFO	80	139	122	(31)	310
Depreciation and amortization expense (2)(5)					(235)	(467)	(702)
Other income (expense), net (3)					(28)	(47)	(75)
Deferred income tax (expense) recovery					(2)	32	30
Non-cash items attributable to equity accounted investments (4)					(17)	(3)	(20)
Net income (loss)					$28	$(9)	$19
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shares.
(2)The sum of these amounts equates to direct operating costs of $12,595 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to other income (expense), net of $(99) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $(9) million includes $6 million of realized net revaluation losses and $3 million of other expenses. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(28) million includes $3 million of net unrealized revaluation losses, $11 million of business separation expenses, stand-up costs and restructuring charges, $8 million of transaction costs and $6 million of other expenses.
(4)The sum of these amounts equates to equity accounted income (loss), net of $50 million as per the unaudited interim condensed consolidated statements of operating results.
(5)For the three month period ended March 31, 2022, depreciation and amortization expense by segment is as follows: business services $114 million, infrastructure services $251 million, industrials $337 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021

	Three Months Ended March 31, 2021
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$1,922	$480	$771	$—	$3,173	$6,656	$9,829
Direct operating costs (2)	(1,787)	(355)	(596)	(3)	(2,741)	(5,695)	(8,436)
General and administrative expenses	(34)	(17)	(23)	(22)	(96)	(155)	(251)
Gain (loss) on acquisitions / dispositions, net (3)	—	—	151	—	151	732	883
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)(4)	—	—	251	—	251	—	251
Other income (expense), net (5)	(2)	(1)	—	—	(3)	(10)	(13)
Interest income (expense), net	(12)	(39)	(58)	(4)	(113)	(235)	(348)
Current income tax (expense) recovery (6)	(18)	(7)	(91)	10	(106)	(96)	(202)
Equity accounted Adjusted EFO (7)	1	12	16	—	29	38	67
Adjusted EFO	70	73	421	(19)	545
Depreciation and amortization expense (2)(8)					(182)	(360)	(542)
Impairment expense, net					(58)	(143)	(201)
Gain (loss) on acquisitions / dispositions, net (3)					474	450	924
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)					(251)	—	(251)
Other income (expense), net (5)					25	27	52
Current income tax (expense) recovery (6)					9	—	9
Deferred income tax (expense) recovery					(6)	40	34
Non-cash items attributable to equity accounted investments (7)					(26)	(12)	(38)
Net income (loss)					$530	$1,237	$1,767
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shares.
(2)The sum of these amounts equates to direct operating costs of $8,978 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $1,807 million as per the unaudited interim condensed consolidated statements of operating results. Gain (loss) on acquisitions/dispositions, net in Adjusted EFO of $151 million represents the partnership’s economic ownership interest in gains (losses) on dispositions of $137 million related to the disposition of the partnership’s investment in its graphite electrode operations, and $14 million related to the dispositions investments in public securities.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $251 million represents the partnership’s economic ownership interest in gains on dispositions of $82 million related to the disposition of the partnership’s investment in its graphite electrode operations and $169 million related to the disposition of an investment in public securities.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
(5)The sum of these amounts equates to other income (expense), net of $39 million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $(3) million includes $1 million of realized net revaluation losses and $2 million of other expenses. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $25 million includes $38 million of net unrealized revaluation gains, $7 million of business separation expenses, stand-up costs and restructuring charges, $4 million of transaction costs, and $2 million of other expenses.
(6)The sum of these amounts equates to current income tax (expense) recovery of $(193) million as per the unaudited interim condensed consolidated statements of operating results.
(7)The sum of these amounts equates to equity accounted income (loss), net of $29 million as per the unaudited interim condensed consolidated statements of operating results.
(8)For the three month period ended March 31, 2021, depreciation and amortization expense by segment is as follows: business services $103 million, infrastructure services $172 million, industrials $267 million, and corporate and other $nil.
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors assets, including investments accounted for using the equity method, attributable to each segment.
The following tables present the partnership’s assets by reportable operating segment as at March 31, 2022 and December 31, 2021:

	As at March 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$21,827	$16,044	$28,038	$253	$66,162

	As at December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$20,376	$16,380	$27,315	$148	$64,219
NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31,
(US$ MILLIONS)	2022	2021
Interest paid	$215	$222
Income taxes paid	45	103
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” in the unaudited interim condensed consolidated statements of cash flow are as follows:

	Three Months Ended March 31,
(US$ MILLIONS)	2022	2021
Accounts receivable	$(759)	$(416)
Inventory	(498)	(118)
Prepayments and other	(59)	(93)
Accounts payable and other	249	228
Changes in non-cash working capital, net	$(1,067)	$(399)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
NOTE 25. INSURANCE CONTRACTS
The following summarizes the balances related to the partnership’s insurance contracts from its residential mortgage insurer:
(a)Premiums and unearned premiums reserve
The following table presents movement in the unearned premiums reserve:

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Unearned premiums reserve, beginning of the period	$2,228	$1,889
Premiums written during the period	122	967
Premiums earned during the period	(168)	(639)
Foreign currency translation	23	11
Unearned premiums reserve, end of the period	$2,205	$2,228
(b)Losses on claims and loss reserves
The carrying value of loss reserves reflects the present value of expected claims expenses and provisions for adverse deviation and is considered to be an indicator of fair value.
Loss reserves comprise the following:

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Case reserves	$48	$54
Incurred but not reported reserves	14	13
Discounting	(1)	(1)
Provision for adverse deviation	5	5
Total loss reserves	$66	$71
The following table presents movement in loss reserves and the impact on losses on claims:

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Loss reserves, beginning of the period	$71	$144
Claims paid during the period	(8)	(48)
Changes in loss reserves related to the current period	2	44
Favorable development on losses on claims related to prior years	—	(71)
Foreign currency translation	1	2
Loss reserves, end of the period	$66	$71
NOTE 26. SUBSEQUENT EVENTS
(a)Distribution
On May 5, 2022, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on June 30, 2022 to unitholders of record as at the close of business on May 31, 2022.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended
March 31, 2022 and 2021
(b)Acquisition of Scientific Games Lottery
On April 4, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in the global lottery services and technology business of Scientific Games Corporation (“Scientific Games Lottery”) for total consideration of $5.7 billion. Scientific Games Lottery is an essential service provider to government sponsored lottery programs through its capabilities in game design, distribution, systems and terminals, and turnkey technology solutions. The partnership acquired an approximate 35% economic interest on closing and will consolidate this business for financial reporting purposes. A portion of the partnership’s economic interest may be syndicated to institutional partners.
Due to the proximity of the completion of the acquisition to the date of issuance of the partnership’s financial statements, the total consideration transferred by the partnership to complete the acquisition of Scientific Games Lottery is allocated to identifiable assets acquired, liabilities assumed, and goodwill acquired, based upon their estimated fair values as of the date of completion of the acquisition. The purchase price adjustments are preliminary, subject to further adjustments as additional information becomes available and as additional analyses are performed. Final valuations are yet to be confirmed and increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the following preliminary purchase price allocation:

(US$ MILLIONS)
Total consideration	$5,684

Property, plant and equipment	$274
Equity accounted investments	409
Intangible assets (1)	4,009
Goodwill (2)	1,203
Net other assets	413
Deferred income tax liabilities	(310)
Net other liabilities	(314)
Net assets acquired	$5,684
___________________________________
(1)Includes customer relationships and brand intangible assets.
(2)The partnership expects approximately 75% of goodwill will be deductible for tax purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”, or “we”, or “our”), covers the financial position of the partnership as at March 31, 2022 and December 31, 2021, and results of operations for the three months ended March 31, 2022 and 2021. The information in this MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021, or the interim financial statements. This MD&A was prepared as of May 13, 2022. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-looking Statements
This MD&A contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of our company, as well as the outlook for North American and international economies for the current period and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of our company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus (SARS-CoV-2) pandemic and any SARS-CoV-2 variants (collectively, “COVID-19”);
•the behavior of financial markets, including fluctuations in interest and foreign exchange rates;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•strategic actions including dispositions;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the ability to appropriately manage human capital;
•the effect of applying future accounting changes;
•business competition;
•operational and reputational risks;
•technological change;
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•changes in government regulation and legislation within the countries in which we operate;
•governmental investigations;
•litigation;
•changes in tax laws;
•ability to collect amounts owed;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics;
•the possible impact of international conflicts, wars and related developments including Russia’s military operation in Ukraine, terrorist acts and cyber terrorism; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including in the “Risk Factors” section included in our Management Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2021 (“2021 Annual Report”).
In addition, our future results may be impacted by various government-mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risk Factors” section included in our 2021 Annual Report.
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
These risk factors and others are discussed in detail under the heading “Risk Factors” in our 2021 Annual Report. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, investors and other readers should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this MD&A are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information, particularly in light of government mandated economic restrictions resulting from the COVID-19 pandemic in certain jurisdictions in which we operate. These forward-looking statements and information are made as of the date of this MD&A.
For a more comprehensive list of risks and uncertainties, please refer to our 2021 Annual Report under the heading “Risk Factors” available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
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Basis of Presentation
The unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2021, except for the impact of the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual financial statements as at and for the year ended December 31, 2021 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. Certain comparative figures have been reclassified to conform to the current year’s presentation.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in Brookfield Business L.P. (“Holding LP”), a holding subsidiary of the partnership, held by Brookfield, special limited partnership units (“Special LP Units”) in Holding LP held by Brookfield, and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by public unitholders and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$” or “AUD”, Brazilian reais are identified as “R$” or “BRL”, British pounds are identified as “£” or “GBP”, euros are identified as “€” or “EUR”, Canadian dollars are identified as “C$” or “CAD”, and Indian rupees are identified as “INR”.
Revision of Comparatives
The partnership has reclassified direct operating costs to include depreciation and amortization expense whereas it was previously included as a separate line item as depreciation and amortization expense on the partnership’s unaudited interim condensed consolidated statements of operating results. We reclassified prior period amounts to reflect this change. This reclassification increased direct operating costs by $542 million for the three months ended March 31, 2021, with an equal and offsetting decrease to depreciation and amortization expense. This reclassification had no impact on revenues, net income (loss) or earnings (loss) per limited partner unit.
Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in Australia, the U.K., the United States and Brazil. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to Unitholders primarily through capital appreciation with a modest distribution yield.
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Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors:
i.Business services, including residential mortgage insurance services, healthcare services, road fuels operations, construction services, entertainment operations, non-banking financial services operations and other businesses;
ii.Infrastructure services, including nuclear technology services, offshore oil services, modular building leasing, and work access services;
iii.Industrials, including advanced energy storage operations, water and wastewater operations, solar power solutions, engineered components manufacturing, and other businesses; and
iv.Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield.
The tables below provide a breakdown of total assets of $66.2 billion as at March 31, 2022 and revenues of $13.5 billion for the three months ended March 31, 2022 by operating segment and region.

Operating segments	Assets	Revenues
	As at	For the Three Months Ended
(US$ MILLIONS)	March 31, 2022	March 31, 2022
Business services	$21,827	$8,274
Infrastructure services	16,044	1,528
Industrials	28,038	3,670
Corporate and other	253	—
Total	$66,162	$13,472

Regions	Assets	Revenues
	As at	For the Three Months Ended
(US$ MILLIONS)	March 31, 2022	March 31, 2022
United Kingdom	$5,781	$5,248
United States of America	15,207	2,058
Europe	15,363	2,331
Australia	6,546	1,163
Canada	9,008	1,116
Brazil	6,923	582
Mexico	2,382	209
Other	4,952	765
Total	$66,162	$13,472
Business services
Our business services segment consists primarily of (i) our residential mortgage insurer, (ii) healthcare services operations, (iii) road fuels operations, (iv) construction operations, (v) entertainment operations, (vi) non-bank financial services operations, and (vii) other operations.
Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurer plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
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Our residential mortgage insurer has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. We underwrite mortgage insurance for residential properties in all provinces and territories of Canada. The revenues of our residential mortgage insurer consist primarily of: (i) net premiums earned on mortgage insurance policies and (ii) net investment income and net investment gains and losses on the investment portfolio within the business.
Our healthcare services operations are a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 41 private hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity. The majority of our healthcare services operations’ revenues are generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and is either on a case payment or per diem basis, depending on the type of service provided.
Our road fuels operation is the largest provider of road fuels in the U.K. with significant import and storage infrastructure, an extensive distribution network and long-term customer relationships. Included in the revenues and direct operating costs for this business is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs, without impact on the margin generated by the business. Our fuel marketing business currently operates 371 retail gas stations and associated convenience kiosks across Canada and Ireland. The business benefits from significant scale and strong customer loyalty primarily through the PC Optimum loyalty program in Canada.
Our construction operations are a global contractor with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for design, program, procurement and construction for a defined price. Most construction activity is typically subcontracted to reputable specialists whose obligations generally mirror those contained within the main construction contract. A smaller part of our construction operations include construction management, whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees, insurance bonds or cash retentions to clients and receive guarantees and/or cash retentions from subcontractors as security against their performance.
We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the U.K. and may be impacted by the fluctuations in the Australian dollar and British pound. A significant portion of our revenues are generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Our entertainment operations, in partnership with a leading Canadian operator, consists of four entertainment facilities in the Greater Toronto Area. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Our non-bank financial services operations in India are a leading financing company primarily focused on commercial vehicle lending, and affordable housing. Our non-bank financial services operations in India has a large network of over 350 branches, providing the ability to significantly scale through operating leverage.
Our fleet management services operations are one of the leading providers of heavy equipment and light vehicle leasing in Brazil. Our fleet management services operations own a fleet of more than 37,000 assets, with access to a nationwide network of accredited maintenance shops, and have long-term relationships with leading Brazilian and multinational corporate clients, original equipment manufacturers (“OEMs”), and dealerships.
Our technology services operations, provide customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States.
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On April 4, 2022, together with institutional partners, we closed the acquisition of a 100% economic interest in our Scientific Games Lottery, conducted through Scientific Games Corporation, for approximately $5.7 billion, comprising $2.4 billion of equity and $3.3 billion of debt. Scientific Games Lottery is an essential service provider to government sponsored lottery programs through its capabilities in game design, distribution, systems and terminals, and turnkey technology solutions. We funded approximately 35% of the equity, with the balance coming from institutional partners. A portion of our interest may be syndicated to institutional partners.
Infrastructure services
Our infrastructure services segment consists primarily of (i) nuclear technology services operations, (ii) offshore oil services operations, (iii) modular building leasing services, and (iv) work access services operations.
Our nuclear technology services operations are a leading supplier of services to the global nuclear power generation industry that generates a majority of its earnings from regularly recurring refueling and maintenance services. We generate revenues from our nuclear technology services operations through the entire life of the nuclear power plant. Our products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. We also participate in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provide technology, equipment, and engineering and design services to new power plants on a global basis.
On March 15, 2022, our nuclear technology services operations entered into an agreement to acquire a services business which provides technical services to the nuclear sector and select strategic adjacencies. The acquisition is expected to close during 2022.
Most of the profitability from our nuclear technology services operations is generated by the core operating plants business, driven by regularly recurring refueling and maintenance services. While seasonal in nature, outage periods and services provided are required by regulatory standards, creating a stable business demand. We expect there will be some inter-year and intra-year seasonality, given the planned timing of the outage cycles at customer plants. The majority of fuel operations’ revenue is generated as we make shipments to customers ahead of the spring and fall when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, we deliver upgrades and perform event-driven work for operating plants and manufacture equipment and instrumentation and controls for new power plants. We also perform decontamination, decommissioning and remediation to plants as they cease operations and come offline.
Our offshore oil services operations are a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. As a fee-based business focused on critical services, our offshore oil services operations have limited direct commodity exposure and a portfolio which primarily comprises medium-term, fixed-rate contracts with high-quality, primarily investment grade counterparties. In addition, most services the business provides have high switching costs, represent a modest part of the overall cost of production and are required for its customers to generate revenues. A substantial part of our revenues are based on contracts with customers and are fee-based which is recognized on a straight-line basis over the term of the contracts.
Our modular building leasing services operations are a leading provider of modular building leasing services in Europe and Asia-Pacific.
Our work access services operations are a leading provider of scaffolding and related services to the industrial and commercial markets. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams, and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our global customers.
In our infrastructure services segment, we expect to incur costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Industrials
Our industrials segment consists primarily of (i) advanced energy storage operations, (ii) water and wastewater operations, (iii) engineered components manufacturing, (iv) solar power solutions provider, and (v) other operations.
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Our advanced energy storage operations are a global market leader in manufacturing automotive batteries. Our advanced energy storage operations’ batteries power both internal combustion engine and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
Our advanced energy storage operations distribute products primarily to aftermarket retailers and to OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. Approximately 20% of the sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. Our advanced energy storage operations has also developed longstanding relationships with large aftermarket customers.
Our water and wastewater operations in Brazil provide water and wastewater collection, treatment and distribution services to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, private public partnership and take-or-pay contracts. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.
Our solar power solutions provider is a leading distributor of solar power solutions for the distributed generation market in Brazil.
Our engineered components manufacturer is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers.
Our Canadian natural gas operations produce approximately 41,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects.
Our returnable plastic packaging operations are a leading European provider of returnable plastic packaging with a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
Our U.S. based automotive aftermarket parts remanufacturer supports a full spectrum of products and services for a diverse customer base, including OEMs, warehouse distributors, fleets and retailers.
In our industrials segment, we expect to incur costs associated with dismantlement, abandonment and restoration of our assets (asset retirement obligations). The present value of the estimated costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Corporate and other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Developments in Our Business
Below are key developments in our business since December 31, 2021:
In January 2022, we signed an agreement to acquire CUPA Finance, S.L. (“Cupa”), a leading provider of slate roofing products, for approximately $950 million. The transaction will be funded with approximately $390 million of equity, of which we intend to fund approximately 25% on closing, with the balance being funded by institutional partners. We expect to close the transaction in the second quarter of 2022.
On February 4, 2022, Brookfield entered into an agreement to subscribe for up to $1 billion of our 6% perpetual preferred equity securities. Subsequent to quarter end, Brookfield agreed to subscribe for an additional $500 million, for a total commitment of $1.5 billion. Upon issuance, these preferred securities are redeemable at par, at the option of Brookfield, to the extent that we complete asset sales, financings or equity issuances. Proceeds will be available for us to draw upon for future growth opportunities as they arise.
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On February 28, 2022, together with institutional partners, we signed an agreement to acquire a 60% economic interest in Magnati - Sole Proprietorship L.L.C. (“Magnati”) for approximately $400 million, comprising $190 million of equity and $210 million of debt. Magnati is a leading technology enabled essential services provider in the payment processing space operating in the United Arab Emirates. Our share of the equity purchase price will be approximately $65 million for a 20% economic interest, with the balance funded by institutional partners. We expect the transaction to close in the second quarter of 2022.
On March 15, 2022, the partnership completed a special distribution whereby Unitholders of record as of March 7, 2022 received one BBUC exchangeable share for every two LP Units held.
On March 15, 2022, our nuclear technology services operations entered into an agreement to acquire a services business which provides technical services to the nuclear sector and select strategic adjacencies. The acquisition is expected to close during 2022.
On March 18, 2022, together with institutional partners, we signed an agreement to acquire La Trobe Financial Services Pty Limited (“La Trobe”), a leading Australian non-bank lender and asset manager, for approximately $1.1 billion including a contingent payment tied to the business achieving certain performance milestones. The transaction will be funded with approximately $765 million of equity, of which we intend to fund approximately $250 million, with the balance being funded by institutional partners. We expect to close the transaction in the second quarter of 2022.
On March 29, 2022, together with institutional partners, we entered into a partnership to acquire Nielsen Holdings plc (“Nielsen”), a global leader in third-party audience measurement, data and analytics across all forms of media and content, in an all-cash transaction valued at approximately $16 billion. We expect to invest approximately $2.65 billion by way of preferred equity convertible into 45% of Nielsen’s common equity. Closing of the transaction remains subject to customary closing conditions and the approval of the current holders of Nielsen’s common equity and is expected to occur in the second half of 2022.
On April 4, 2022, together with institutional partners, we closed the acquisition of a 100% economic interest in Scientific Games Lottery for approximately $5.7 billion, comprising $2.4 billion of equity and $3.3 billion of debt. Scientific Games Lottery is an essential service provider to government sponsored lottery programs through its capabilities in game design, distribution, systems and terminals, and turnkey technology solutions. We funded approximately 35% of the equity, with the balance coming from institutional partners. A portion of our interest may be syndicated to institutional partners.
On April 7, 2022, together with institutional partners, we signed an agreement to acquire CDK Global, Inc. (“CDK”), a leading provider of technology services and software solutions to automotive dealers and manufacturers, for approximately $8.3 billion. The transaction will be funded with approximately $3.5 billion of equity, of which we intend to fund approximately $500 million, with the balance being funded by institutional partners. We expect to close this transaction in the third quarter of 2022.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Within our business services segment, our residential mortgage insurer continued to generate strong performance driven by higher earned premiums and lower loss ratios. Loss ratios remained below average but are expected to normalize as home price appreciation in Canada moderates. In our healthcare services operations, performance was impacted by government mandated restrictions on elective surgeries in Australia that remained in place during the quarter. As these restrictions eased over the past few months, admissions at our hospitals are recovering. We are hopeful that the worst of the pandemic-related headwinds are behind us. Our healthcare services operations are shifting focus on initiatives to optimize procurement and grow their mental health and rehabilitation services.
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Within our infrastructure services segment, our nuclear technology services operations performed well, driven by increased outage and maintenance volumes and higher fuel deliveries compared to the prior year. We continue to focus on cost saving initiatives and new business opportunities to offset near-term risks that may arise from the disruption to our operations in Ukraine. The business remains very well capitalized and is expected to generate strong Adjusted EBITDA and free cash flow for the full year. Within our work access services operations, results are improving following a protracted slowdown. A combination of increased customer maintenance spend and turnaround activity in our core industrial markets is offsetting slow new commercial project starts. We are leveraging the scale of our platform and allocating resources to the most profitable opportunities as a means to mitigate the ongoing impacts of wage inflation. Profit-sharing agreements tied to the oil price and production volumes of customers are supporting near-term results at our offshore oil services operations. We expect these benefits to moderate as existing contracts roll off. Following the closing of the acquisition of our modular leasing services operations in December 2021, utilization levels in the business are trending above prior year levels supported by customers extending the use of existing units on rent. We are focused on increasing the penetration of the business’ value-added products and services to expand margins and we are implementing plans to enhance procurement, manufacturing productivity and IT efficiency as part of our broader improvement plans.
Within our industrials segment, our advanced energy storage operations performed well, supported by resilient aftermarket demand for advanced batteries as an increasing number of start-stop and higher electrification vehicles reach their first battery replacement cycle. Reduced original equipment battery demand was impacted by ongoing global auto production shortages. Like most, our advanced energy storage operations are managing inflationary impacts of higher transportation, freight, labor and commodity costs which have been exacerbated by the conflict in Europe. The execution of our operational improvement plans and recent pricing actions should more than offset higher input costs through the balance of the year. We closed the acquisition of our engineered components manufacturer in October 2021. During the quarter, our engineered components manufacturer generated strong performance driven by a combination of volume growth, favorable pricing and contribution from recently closed add-on acquisitions. We are continuing to support our engineered components manufacturer’s acquisition strategy. During the quarter our engineered components manufacturer acquired a North American wheel and tire manufacturer and in April it acquired a distributor of hydraulics, further enhancing the breadth of its product offering.
Along with our existing operations, we continue to grow our business to enhance our long-term cash flows. On April 4, 2022, we completed the acquisition of Scientific Games Lottery for $5.7 billion. We funded approximately $820 million of the $2.4 billion equity investment for an approximate 35% ownership interest, with the balance from institutional partners. We plan to grow the business through expanding its customer base, enhancing its service offerings to existing customers, and participating in the expected growth of digital lottery programs.
We continue to be committed to taking a long-term view on the regions where Brookfield has an established presence and we are focusing efforts on accelerating growth initiatives and surfacing value opportunities within our key regions. In January 2022, we reached an agreement to acquire Cupa, a leader in premium slate roofing products. The business will increase our footprint in Europe and is expected to generate strong cash returns on our capital over a long period of time. We expect to invest approximately $100 million for 25% ownership, with the balance funded by our institutional partners. We expect the transaction to close in the second quarter of 2022. On February 28, 2022, together with institutional partners, we signed an agreement to acquire a 60% economic interest in Magnati. Magnati is a leading technology enabled essential services provider in the payment processing space operating in the United Arab Emirates. The transaction will be funded with $190 million of initial equity, of which we intend to invest approximately $65 million for a 20% ownership interest, with the balance funded by institutional partners. We expect the transaction to close in the second quarter of 2022. On March 18, 2022, we reached an agreement to acquire La Trobe, a leading Australian non-bank lender and asset manager, for approximately $1.1 billion including a contingent payment tied to the business achieving certain performance milestones. We expect to invest approximately $250 million, with the balance funded by our institutional partners. We believe the business will expand our presence in Australia and we intend to invest in La Trobe to support its growth and look forward to building on the business’ foundation of continuous growth and profitability. We expect the transaction to close in the second quarter of 2022. On March 29, 2022, together with institutional partners, entered into a partnership to acquire Nielsen, a global leader in third-party audience measurement, data and analytics across all forms of media and content, in an all-cash transaction valued at approximately $16 billion. Together with institutional partners, we intend to invest approximately $2.7 billion by way of preferred equity, convertible into 45% of Nielsen's common equity. We anticipate that our share of the preferred equity investment will be approximately $600 million. A portion of our investment may be syndicated to other institutional partners. Closing of the transaction remains subject to customary closing conditions and the approval of the current holders of Nielsen’s common equity and is expected to occur in the second half of 2022. On April 7, 2022, together with institutional partners, we signed an agreement to acquire CDK Global, a leading provider of technology services and software solutions to automotive dealers and manufacturers, for approximately $8.3 billion. The transaction will be funded with approximately $3.5 billion of equity, of which we intend to fund approximately $500 million, with the balance being funded by institutional partners. We expect to close this transaction in the third quarter of 2022.
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The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances and may change over time. There can be no assurance as to the growth in our cash flows, capital deployed for acquisitions or organic growth, or the future results of our operations and financial condition.
Unaudited Interim Condensed Consolidated Results of Operations
The table below summarizes our results of operations for the three months ended March 31, 2022 and 2021. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended March 31,
(US$ MILLIONS, except per unit amounts)	2022	2021
Revenues	$13,472	$9,829
Direct operating costs	(12,595)	(8,978)
General and administrative expenses	(300)	(251)
Interest income (expense), net	(460)	(348)
Equity accounted income (loss), net	50	29
Impairment expense, net	—	(201)
Gain (loss) on acquisitions/dispositions, net	—	1,807
Other income (expense), net	(99)	39
Income (loss) before income tax	68	1,926
Income tax (expense) recovery
Current	(79)	(193)
Deferred	30	34
Net income (loss)	$19	$1,767
Attributable to:
Limited partners	$14	$281
Non-controlling interests attributable to:
Redemption-exchange units	12	249
Special limited partners	—	—
Preferred shares	—	—
BBUC exchangeable shares	2	—
Interest of others in operating subsidiaries	(9)	1,237
	$19	$1,767
Basic and diluted earnings per limited partner unit (1)	$0.18	$3.57
____________________________________
(1)Average number of LP Units outstanding for the three months ended March 31, 2022 was 76.7 million (March 31, 2021: 78.8 million).
Comparison of the three months ended March 31, 2022 and 2021
For the three months ended March 31, 2022, net income was $19 million, with $28 million of net income attributable to Unitholders. For the three months ended March 31, 2021, net income was $1,767 million, with $530 million of net income attributable to Unitholders. The decrease in net income was primarily due to a gain recognized in the prior period on the partial disposal of our graphite electrode operations.
10

Revenues
For the three months ended March 31, 2022, revenues increased by $3,643 million to $13,472 million, compared to $9,829 million for the three months ended March 31, 2021. Revenues from our business services segment increased by $2,372 million, primarily due to higher prices and volumes in our road fuels operations. Included in the revenues and direct operating costs at our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our industrials segment increased by $854 million primarily due to contributions from our recently acquired solar power solutions provider and our engineered components manufacturer. The increase was partially offset by the impact of the deconsolidation of our graphite electrode operations on March 1, 2021. Revenues from our infrastructure services segment increased by $417 million primarily due to the acquisition of our modular building leasing services operations.
Direct operating costs
For the three months ended March 31, 2022, direct operating costs increased by $3,617 million to $12,595 million, compared to $8,978 million for the three months ended March 31, 2021. The increase was primarily due to higher variable costs as a result of the higher prices and volumes at our road fuels operations as discussed above combined with contributions from our recently acquired engineered components manufacturer, modular building leasing services operations and solar power solutions provider. As noted above, included in the revenues and direct operating costs at our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the three months ended March 31, 2022, the duty element included in revenues and direct operating costs was approximately $2,294 million (March 31, 2021: $1,821 million).
General and administrative expenses
For the three months ended March 31, 2022, general and administrative (“G&A”) expenses increased by $49 million to $300 million, compared to $251 million for the three months ended March 31, 2021. The increase in G&A expenses was primarily due to contributions from our recently acquired engineered components manufacturer and our modular building leasing services operations.
Interest income (expense), net
For the three months ended March 31, 2022, net interest expense increased by $112 million to $460 million, compared to $348 million for the three months ended March 31, 2021. The increase was primarily due to our recently acquired modular building leasing services operations and our engineered components manufacturer.
Equity accounted income (loss), net
For the three months ended March 31, 2022, net equity accounted income increased by $21 million to $50 million, compared to $29 million for the three months ended March 31, 2021. Equity accounted income primarily comprised income from our investments in our work access services operations, graphite electrode operations and our entertainment operations, as well as equity accounted investments within our offshore oil services operations and our advanced energy storage operations. The increase was primarily due to increased contributions from our work access services operations and our entertainment operations, combined with contributions from our graphite electrode operations following its recognition as an equity accounted investment on March 1, 2021.
Other income (expense), net
For the three months ended March 31, 2022, net other income (expense) decreased by $138 million to $99 million of net other expenses, compared to net other income of $39 million for the three months ended March 31, 2021. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the three months ended March 31, 2022, the components of other income (expense), net include $17 million of net revaluation losses, $29 million of business separation expenses, stand-up costs and restructuring charges, $19 million of transaction costs and $34 million of other expenses. For the three months ended March 31, 2021, the components of other income (expense), net include $119 million of net revaluation gains, $24 million of business separation expenses, stand-up costs and restructuring charges, $10 million in transaction costs and $46 million of other expenses.
11

Income tax (expense) recovery
For the three months ended March 31, 2022, current income tax expense decreased by $114 million to $79 million, compared to $193 million for the three months ended March 31, 2021. Deferred income tax recovery decreased by $4 million to $30 million, compared to $34 million for the three months ended March 31, 2021. The decrease in current income tax expense is primarily due to tax associated with the disposition of investments within our industrials segment in the prior period, combined with lower taxable income at our residential mortgage insurer. The decrease in deferred income tax recovery was primarily due to lower tax losses incurred within our industrials segment.
Our effective tax rate for the three months ended March 31, 2022 was 72% (March 31, 2021: 8%), while our composite income tax rate was 27% (March 31, 2021: 27%). The difference in our effective tax rate in comparison to our composite income tax rate was partly driven by the fact that we operate in countries with different tax rates, most of which vary from our domestic statutory tax rate. The difference in the global tax rates gave rise to a 10% increase in our effective tax rate. In addition, the non-recognition of the benefit of current year’s tax losses in our industrial segment gave rise to a 21% increase in our effective tax rate. Lastly, interest limitation rules applicable to some of our foreign operations gave rise to a 14% increase in our effective tax rate.
Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2022	2021				2020
(US$ MILLIONS, except per unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$13,472	$13,480	$12,043	$11,235	$9,829	$10,049	$10,070	$7,370
Direct operating costs	(12,595)	(12,469)	(11,155)	(10,549)	(8,978)	(9,104)	(9,269)	(6,818)
General and administrative expenses	(300)	(261)	(247)	(253)	(251)	(260)	(236)	(228)
Interest income (expense), net	(460)	(411)	(358)	(351)	(348)	(394)	(371)	(353)
Equity accounted income (loss), net	50	(48)	25	7	29	31	17	18
Impairment expense, net	—	(239)	—	—	(201)	(114)	(7)	(29)
Gain (loss) on acquisitions/dispositions, net	—	—	—	16	1,807	95	—	(4)
Other income (expense), net	(99)	44	(20)	(97)	39	188	(9)	149
Income (loss) before income tax	68	96	288	8	1,926	491	195	105
Income tax (expense) recovery
Current	(79)	(106)	(119)	(118)	(193)	(84)	(102)	(23)
Deferred	30	125	131	81	34	(27)	(8)	67
Net income (loss)	$19	$115	$300	$(29)	$1,767	$380	$85	$149
Attributable to:
Limited partners	$14	$(19)	$46	$(50)	$281	$45	$(10)	$(59)
Non-controlling interests attributable to:
Redemption-exchange units	12	(18)	41	(44)	249	40	(9)	(50)
Special limited partners	—	78	—	79	—	—	—	—
Preferred shares	—	—	—	—	—	—	—	—
BBUC exchangeable shares	2	—	—	—	—	—	—	—
Interest of others in operating subsidiaries	(9)	74	213	(14)	1,237	295	104	258
	$19	$115	$300	$(29)	$1,767	$380	$85	$149
Basic and diluted earnings (loss) per limited partner unit (1)	$0.18	$(0.25)	$0.59	$(0.63)	$3.57	$0.56	$(0.12)	$(0.73)
____________________________________
(1)Average number of LP Units outstanding for the three months ended March 31, 2022 was 76.7 million (March 31, 2021: 78.8 million).
12

Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, in our advanced energy storage operations, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production operations, the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, in our nuclear technology services operations, the core operating plants services business generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel. Work access services are impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services operations, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Our road fuels operations are impacted by changes in demand for fuel linked to seasonal weather changes and the bi-annual change in the fuel specifications. Mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality in the housing market. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.
13

Review of Consolidated Financial Position
The following is a summary of the unaudited interim condensed consolidated statements of financial position as at March 31, 2022 and December 31, 2021:

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Assets
Cash and cash equivalents	$2,277	$2,588
Financial assets	8,910	8,550
Accounts and other receivable, net	6,416	5,638
Inventory and other assets	6,994	6,359
Property, plant and equipment	15,399	15,325
Deferred income tax assets	940	888
Intangible assets	15,049	14,806
Equity accounted investments	1,532	1,480
Goodwill	8,645	8,585
Total assets	$66,162	$64,219
Liabilities and equity
Liabilities
Accounts payable and other	$20,255	$19,636
Corporate borrowings	1,701	1,619
Non-recourse borrowings in subsidiaries of the partnership	28,656	27,457
Deferred income tax liabilities	2,527	2,507
	$53,139	$51,219
Equity
Limited partners	$1,477	$2,252
Brookfield Asset Management Inc.	—	—
Non-controlling interests attributable to:
Redemption-exchange units	1,359	2,011
Special limited partners	—	—
Preferred shares	15	15
BBUC exchangeable shares	1,423	—
Interest of others in operating subsidiaries	8,749	8,722
	13,023	13,000
Total liabilities and equity	$66,162	$64,219
Financial assets
Financial assets increased by $360 million to $8,910 million as at March 31, 2022, compared to $8,550 million as at December 31, 2021. The balance comprised marketable securities, loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The increase was primarily due to restricted cash held at quarter-end associated with the acquisition of our lottery services operations which closed on April 4, 2022. The increase was partially offset by unrealized fair value movements on financial assets at our residential mortgage insurer.
The following table presents financial assets by segment as at March 31, 2022 and December 31, 2021:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
March 31, 2022	$7,474	$386	$1,048	$2	$8,910
December 31, 2021	$7,088	$357	$1,103	$2	$8,550
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Accounts receivable, net
Accounts receivable, net increased by $778 million to $6,416 million as at March 31, 2022, compared to $5,638 million as at December 31, 2021. The increase was primarily due to an increase in prices and volumes in our road fuels operations, foreign currency movements in our water and wastewater operations, combined with higher accounts receivables due to timing in our construction operations and engineered components manufacturer. The increase was partially offset by lower sales volumes in our advanced energy storage operations.
Inventory and other assets
Inventory and other assets increased by $635 million to $6,994 million as at March 31, 2022, compared to $6,359 million as at December 31, 2021. The increase was primarily due to higher inventory on hand in our advanced energy storage operations and solar power solutions provider, combined with higher prices in our road fuels operations.
Property, plant & equipment and intangible assets
PP&E increased by $74 million to $15,399 million as at March 31, 2022, compared to $15,325 million as at December 31, 2021. The increase was primarily due to higher capital expenditures in the period in our fleet management services operations combined with foreign currency movements, partially offset by regular depreciation of PP&E. As at March 31, 2022, PP&E included $1,483 million of right-of-use assets (December 31, 2021: $1,551 million).
Intangible assets increased by $243 million to $15,049 million as at March 31, 2022, compared to $14,806 million as at December 31, 2021. The increase was primarily due to foreign currency movements in our water and wastewater operations, partially offset by regular amortization of intangible assets.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to terminal expansions at our road fuels operations, maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services operations and maintenance and expansion of the fleet at our fleet management services operations. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at our nuclear technology services operations and vessel dry-docking costs and additions at our offshore oil services operations. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operations and our graphite electrode operations. We also include additions to intangible assets in our water and wastewater operations within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the three months ended March 31, 2022 were $144 million and $243 million, respectively.
Deferred income tax assets
Deferred income tax assets increased by $52 million to $940 million as at March 31, 2022, compared to $888 million as at December 31, 2021. The increase was primarily due to increases in deferred tax assets within our residential mortgage insurer, combined with the tax benefit from the recognition provisions within our non-bank financial services operations in India.
Equity accounted investments
Equity accounted investments increased by $52 million to $1,532 million as at March 31, 2022, compared to $1,480 million as at December 31, 2021. The increase was primarily due to equity accounted income earned at our advanced energy storage operations and graphite electrode operations.
Goodwill
Goodwill increased by $60 million to $8,645 million as at March 31, 2022, compared to $8,585 million as at December 31, 2021. The increase was primarily due foreign currency movements.
15

Accounts payable and other
Accounts payable and other increased by $619 million to $20,255 million as at March 31, 2022, compared to $19,636 million as at December 31, 2021. The increase was primarily due to higher accrued liabilities and payables due to higher prices and sales volumes in our road fuels operations, higher accounts payables in our construction operations, combined with higher derivative liabilities in our natural gas production operations. The increase was partially offset by the timing of accounts payables and a decrease in decommissioning liabilities in our nuclear technology services operations. As at March 31, 2022, accounts payable and other included $1,565 million of lease liabilities.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
Equity attributable to Unitholders
As at March 31, 2022, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement” in our Annual Report on Form 20-F.
The Holding LP’s capital structure comprised three classes of partnership units: managing general partner units held by our company, Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the LP Unit price over an initial threshold. See Item 10.B., “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement” in our Annual Report on Form 20-F. In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold has been reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting new incentive distribution threshold is $31.53 per LP Unit.
During the first quarter of 2022, the volume weighted average price, adjusted for the dilutive effect of the special distribution, was $27.99 per LP Unit, which was below the previous incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil for the quarter.
BBUC’s capital structure comprised BBUC exchangeable shares held by Brookfield and public unitholders. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBUC targets to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent.
On August 12, 2021, the Toronto Stock Exchange (“TSX”) accepted a notice filed by the partnership of its intention to renew a normal course issuer bid (“NCIB”) for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 12, 2021, or 3,929,206 LP Units, including up to 18,938 LP Units on the TSX during any trading day. During the three months ended March 31, 2022, a total of 1,118,136 LP Units were repurchased (March 31, 2021: 363,102 LP Units).
As at March 31, 2022 and December 31, 2021, the total number of Units outstanding are as follows:

UNITS	March 31, 2022	December 31, 2021
GP Units	4	4
LP Units	75,967,357	77,085,493
Non-controlling interests:
Redemption-Exchange Units	69,705,497	69,705,497
BBUC exchangeable shares	73,008,085	—
Special LP Units	4	4
16

Segment Analysis
Our operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are adjusted earnings from operations (“Adjusted EFO”) and Adjusted EBITDA.
Adjusted EFO is our segment measure of profit or loss reported in accordance with IFRS 8, Operating segments. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis.
Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expense and other income or expense items that are not directly related to revenue generating activities. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Adjusted EBITDA, a non-IFRS measure of operating performance, provides a comprehensive understanding of the ability of the partnership’s businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses. For further information on Adjusted EBITDA, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
(US$ MILLIONS)	2022	2021
Net income (loss)	$19	$1,767

Net income (loss) attributable to Limited Partners	$14	$281
Net income (loss) attributable to Redemption-exchange units held by Brookfield Asset Management	12	249
Net income (loss) attributable to special limited partners	—	—
Net income (loss) attributable to BBUC exchangeable shares	2	—
Net income (loss) attributable to Unitholders	$28	$530

Adjusted EBITDA	$506	$387
The following table presents Adjusted EFO per segment for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
(US$ MILLIONS)	2022	2021
Business services	$80	$70
Infrastructure services	139	73
Industrials	122	421
Corporate and other	(31)	(19)
17

Comparison of the three months ended March 31, 2022 and 2021
Net income attributable to Unitholders for the three months ended March 31, 2022 was $28 million, representing a decrease of $502 million compared to a net income attributable to Unitholders of $530 million for the three months ended March 31, 2021. The decrease in net income attributable to Unitholders was primarily due to the gain recognized in the prior period on the sale of common shares of our graphite electrode operations and a gain recognized on the sale of public securities.
Adjusted EBITDA for the three months ended March 31, 2022 was $506 million, representing an increase of $119 million compared to $387 million for the three months ended March 31, 2021 due to increased contribution across all three operating segments. Adjusted EBITDA in our business services segment increased primarily due to contributions from our residential mortgage insurer. Adjusted EBITDA in our infrastructure services segment increased primarily due to contributions from our recently acquired modular building leasing services operations, combined with higher contributions from our offshore oil services operations. Adjusted EBITDA in our industrials segment increased primarily due to the acquisition of our engineered components manufacturer and solar power solutions provider.
Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
(US$ MILLIONS)	2022	2021
Adjusted EFO	$80	$70

Adjusted EBITDA	$114	$104
The following table presents equity attributable to Unitholders for our business services segment as at March 31, 2022 and December 31, 2021:

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Total assets	$21,827	$20,376
Total liabilities	16,118	14,275

Interests of others in operating subsidiaries	3,220	3,436
Equity attributable to Unitholders	2,489	2,665
Total equity	$5,709	$6,101
Comparison of the three months ended March 31, 2022 and 2021
Adjusted EFO in our business services segment for the three months ended March 31, 2022 was $80 million, representing an increase of $10 million compared to $70 million for the three months ended March 31, 2021. The increase in Adjusted EFO was primarily due to the factors described below.
18

Adjusted EBITDA in our business services segment for the three months ended March 31, 2022 was $114 million, representing an increase of $10 million compared to $104 million for the three months ended March 31, 2021. The increase in Adjusted EBITDA was primarily due to higher contributions from our residential mortgage insurer. Our residential mortgage insurer contributed $71 million to Adjusted EBITDA for the three months ended March 31, 2022 compared to $39 million for the three months ended March 31, 2021. The increase was primarily due to our increased ownership (41% vs. 24%) and continued strong performance. Results benefited from a resilient Canadian housing market resulting in increased premiums earned and low mortgage default rates. The business is well capitalized to manage through an expected normalization of Canadian housing market activity. Our construction operations contributed $21 million to Adjusted EBITDA for the three months ended March 31, 2022 compared to $20 million for the three months ended March 31, 2021. Strong contribution from our operations in the U.K. was partially offset by the impact of severe wet weather on our operations in Australia during the quarter. Our healthcare services contributed $13 million to Adjusted EBITDA for the three months ended March 31, 2022 compared to $18 million for the three months ended March 31, 2021. Performance was impacted by government mandated restrictions on elective surgeries in Victoria and New South Wales. During the quarter, the business received government support to cover certain operating costs which partially offset the impact of reduced activity levels. Admissions at our hospitals are recovering as government mandated restrictions were lifted in early March. Performance in our non-bank financial services operations in India was impacted by a higher level of provisions recorded against its loan portfolio to adequately reserve for potential losses as business conditions in India continue to stabilize.
Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
(US$ MILLIONS)	2022	2021
Adjusted EFO	$139	$73

Adjusted EBITDA	$208	$136
The following table presents equity attributable to Unitholders for our infrastructure services segment as at March 31, 2022 and December 31, 2021:

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Total assets	$16,044	$16,380
Total liabilities	13,512	13,998

Interests of others in operating subsidiaries	1,443	1,297
Equity attributable to Unitholders	1,089	1,085
Total equity	$2,532	$2,382
Comparison of the three months ended March 31, 2022 and 2021
Adjusted EFO in our infrastructure services segment for the three months ended March 31, 2022 was $139 million, representing an increase of $66 million compared to $73 million for the three months ended March 31, 2021. The increase was primarily due to the factors noted below, partially offset by realized losses on derivatives in our offshore oil services operations.
19

Adjusted EBITDA in our infrastructure services segment for the three months ended March 31, 2022 was $208 million, representing an increase of $72 million compared to $136 million for the three months ended March 31, 2021. The increase in Adjusted EBITDA was primarily due to contributions from our recently acquired modular building leasing services operations, combined with higher contributions from our offshore oil services operations. Our modular building leasing services operations, acquired in the fourth quarter of 2021, contributed $40 million to Adjusted EBITDA for the three months ended March 31, 2022. Performance benefited from high utilization levels of units on rent. Our offshore oil services operations contributed $70 million to Adjusted EBITDA for the three months ended March 31, 2022 compared to $47 million for the three months ended March 31, 2021. Results include increased contribution of FPSO operations during the quarter as a result of profit-sharing agreements tied to the oil price and production volumes of customers. Our nuclear technology services operations contributed $81 million to Adjusted EBITDA for the three months ended March 31, 2022 compared to $71 million for the three months ended March 31, 2021. Timing of fuel shipments for the spring outage season as well as increased scope and volumes of customer outage activity in the Americas contributed to strong results in the quarter. New plant project execution and the benefit of ongoing cost savings initiatives also contributed to performance during the quarter.
Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
(US$ MILLIONS)	2022	2021
Adjusted EFO	$122	$421

Adjusted EBITDA	$217	$172
The following table presents equity attributable to Unitholders for our industrials segment as at March 31, 2022 and December 31, 2021:

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Total assets	$28,038	$27,315
Total liabilities	21,890	21,271

Interests of others in operating subsidiaries	4,086	3,989
Equity attributable to Unitholders	2,062	2,055
Total equity	$6,148	$6,044
Comparison of the three months ended March 31, 2022 and 2021
Adjusted EFO in our industrials segment for the three months ended March 31, 2022 was $122 million, representing a decrease of $299 million compared to $421 million for the three months ended March 31, 2021. The decrease in Adjusted EFO was primarily due to a gain recognized in the prior period on the sale of common shares of our graphite electrode operations and a gain recognized on the sale of public securities. The decrease was partially offset by the factors noted below.
Adjusted EBITDA in our industrials segment for the three months ended March 31, 2022 was $217 million, representing an increase of $45 million compared to $172 million for the three months ended March 31, 2021. The increase in Adjusted EBITDA was primarily due to the acquisition of our engineered components manufacturer and solar power solutions provider. Our engineered components manufacturer, acquired in the fourth quarter of 2021, contributed $42 million to Adjusted EBITDA for the three months ended March 31, 2022. Performance benefited from strong recent pricing actions which more than offset the impact of inflationary cost headwinds during the quarter. Our advanced energy storage operations contributed $112 million to Adjusted EBITDA for the three months ended March 31, 2022 compared to $125 million for the three months ended March 31, 2021. Overall battery sales volumes were impacted by reduced original equipment battery demand as a result of the ongoing global auto production slowdown and lower aftermarket battery volumes in Europe compared to the prior period. Prior period results included higher than normal aftermarket battery demand that benefited from a sharp recovery as global economies reopened. Increased transportation, freight and commodity costs in the business are being partially offset by pricing actions taken last year.
20

Corporate and other
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate and other segment for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
(US$ MILLIONS)	2022	2021
Adjusted EFO	$(31)	$(19)

Adjusted EBITDA	$(33)	$(25)
The following table presents equity attributable to Unitholders for our corporate and other segment as at March 31, 2022 and December 31, 2021:

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Total assets	$253	$148
Total liabilities	1,619	1,675

Equity attributable to Preferred Shares	15	15
Equity attributable to Unitholders	(1,381)	(1,542)
Total equity	$(1,366)	$(1,527)
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus debt with recourse, net of cash held by corporate entities. The management fees for the three months ended March 31, 2022 were $24 million compared to $18 million for the three months ended March 31, 2021. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses. The increase in the management fee was due to an increase in the total capitalization of the partnership.
Adjusted EFO in our corporate and other segment included a current income tax recovery of $13 million for the three months ended March 31, 2022, primarily related to corporate expenses, including management fees.
We have a Deposit Agreement with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with us. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at March 31, 2022, the amount of the deposit from Brookfield was $nil (December 31, 2021: $nil).
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Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA was formerly referred to as Company EBITDA. The methodology for calculating Adjusted EBITDA is unchanged from how Company EBITDA was previously calculated. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expense, and other income (expense), net. Adjusted EBITDA excludes other income (expense), net as reported in our IFRS consolidated statements of operating results, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expense and other income (expense), net. Because of these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.
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Adjusted EBITDA Reconciliation
The following table reconciles Adjusted EBITDA to net income (loss) for the three months ended March 31, 2022:

	Three Months Ended March 31, 2022
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$32	$52	$(34)	$(31)	$19

Add or subtract the following:
Depreciation and amortization expense	114	251	337	—	702
Other income (expense), net (1)	(4)	44	59	—	99
Income tax (expense) recovery	2	(2)	62	(13)	49
Equity accounted income (loss)	(5)	(19)	(26)	—	(50)
Interest income (expense), net	74	131	244	11	460
Equity accounted Adjusted EBITDA (2)	9	26	23	—	58
Amounts attributable to non-controlling interests (3)	(108)	(275)	(448)	—	(831)
Adjusted EBITDA	$114	$208	$217	$(33)	$506
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $17 million of net revaluation losses, $29 million of business separation expenses, stand-up costs and restructuring charges, $19 million of transaction costs and $34 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
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The following table reconciles Adjusted EBITDA to net income (loss) for the three months ended March 31, 2021:

	Three Months Ended March 31, 2021
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$133	$24	$1,629	$(19)	$1,767

Add back or deduct the following:
Depreciation and amortization expense	103	172	267	—	542
Impairment expense, net	(13)	—	214	—	201
Gain (loss) on acquisitions/dispositions, net	—	—	(1,807)	—	(1,807)
Other income (expense), net (1)	16	(27)	(28)	—	(39)
Income tax expense (recovery)	42	4	123	(10)	159
Equity accounted income (loss)	2	(4)	(27)	—	(29)
Interest income (expense), net	48	83	213	4	348
Equity accounted Adjusted EBITDA (2)	3	28	20	—	51
Amounts attributable to non-controlling interests (3)	(230)	(144)	(432)	—	(806)
Adjusted EBITDA	$104	$136	$172	$(25)	$387
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $119 million of net revaluation gains, $24 million of business separation expenses, stand-up costs and restructuring charges, $10 million in transaction costs and $46 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Discussion of Reconciling Items
Comparison of the three months ended March 31, 2022 and 2021
Depreciation and amortization, or “D&A”, expense includes depreciation of property, plant and equipment, or “PP&E”, the amortization of intangible assets, and depletion related to our energy assets. The highest contributions to D&A expense are from our infrastructure services and industrials segments. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of intangibles and depreciation at our nuclear technology services operations and the depreciation of vessels and equipment at our offshore oil services operations. The D&A expense in our industrials segment is primarily depreciation and amortization on PP&E assets and intangibles at our advanced energy storage operations and water and wastewater operations. D&A is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of changes in foreign exchange rates.
Depreciation and amortization expense increased by $160 million to $702 million for the three months ended March 31, 2022 compared to $542 million for the three months ended March 31, 2021. The increase in D&A expense was primarily due to the acquisitions of our modular building leasing operations and our engineered components manufacturer, partially offset by the impact of the deconsolidation of our graphite electrode operations on March 1, 2021.
Income tax expense decreased by $110 million to $49 million for the three months ended March 31, 2022 compared to $159 million for the three months ended March 31, 2021. The decrease in income tax expense was primarily due to tax associated with the disposition of investments within our industrials segment in the prior period combined with the recognition of deferred tax assets in our non-bank financial services operations in India and in our residential mortgage insurer.
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Equity accounted income increased by $21 million to $50 million for the three months ended March 31, 2022 compared to $29 million or the three months ended March 31, 2021. Equity accounted income primarily comprised income from our investments in our work access services operations, graphite electrode operations and our entertainment operations, as well as equity accounted investments within our offshore oil services operations and our advanced energy storage operations. The increase was primarily due to increased contributions from our work access services operations and our entertainment operations, combined with contributions from our graphite electrode operations following its recognition as an equity accounted investment on March 1, 2021.
Interest expense increased by $112 million to $460 million for the three months ended March 31, 2022 compared to $348 million for the three months ended March 31, 2021. The increase was primarily due to our recently acquired engineered components manufacturer and our modular building leasing services operations.
Equity accounted Adjusted EBITDA increased by $7 million to $58 million for the three months ended March 31, 2022 compared to $51 million for the three months ended March 31, 2021. The increase in Equity accounted Adjusted EBITDA was attributable to increased contributions from our work access services operations and our entertainment operations, combined with contributions from our graphite electrode operations following its recognition as an equity accounted investment on March 1, 2021.
Amounts attributable to non-controlling interests increased by $25 million to $831 million for the three months ended March 31, 2022 compared to $806 million for the three months ended March 31, 2021. The increase in amounts attributable to non-controlling interests is primarily due to our recent acquisitions.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated:

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Limited partners	$1,477	$2,252
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units	1,359	2,011
BBUC exchangeable shares	1,423	—
Special LP Units	—	—
Equity attributable to Unitholders	$4,259	$4,263
The following table presents equity attributable to Unitholders by segment as at March 31, 2022 and December 31, 2021. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, redemption-exchange units, special limited partners and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
March 31, 2022	$2,489	$1,089	$2,062	$(1,381)	$4,259
December 31, 2021	$2,665	$1,085	$2,055	$(1,542)	$4,263
Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
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Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of mature businesses, and access to public and private capital markets.
The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at March 31, 2022 and December 31, 2021:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
March 31, 2022	$5,101	$8,864	$14,691	$28,656
December 31, 2021	$3,872	$9,099	$14,486	$27,457
As at March 31, 2022, the partnership had non-recourse borrowings in subsidiaries of $28,656 million compared to $27,457 million as at December 31, 2021. Non-recourse borrowings in subsidiaries of the partnership comprised the following:

(US$ MILLIONS)	March 31, 2022	December 31, 2021
Term loans	$16,434	$15,253
Notes and debentures	9,896	9,770
Credit facilities	1,681	1,832
Project financing	645	602
Total non-recourse borrowings in subsidiaries of the partnership	$28,656	$27,457
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The debt facilities are primarily composed of term loans, credit facilities and notes with variable interest rates and notes and debentures with fixed interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through ongoing operations. The financing arrangements of the partnership’s operating businesses totaled $28,656 million as at March 31, 2022, compared to $27,457 million as at December 31, 2021. The increase of $1,199 million was primarily attributable to debt issued in relation to the acquisition of our lottery services operations which we treated as restricted cash at quarter-end as well as an increase in working capital requirements for our road fuels operations.
We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities, term loans and debt securities with varying maturities, ranging from on demand to 59 years. The weighted average maturity at March 31, 2022 was 5 years and the weighted average interest rate on debt outstanding was 5%. Approximately 60% of our non-recourse borrowings are either fixed or hedged. The only borrowings we have not fixed or hedged are in cases where it is too expensive to do so, or where we are actively paying down debt. As at March 31, 2022, we have $30,357 million in borrowings with an additional capacity of $6,068 million in undrawn credit facilities at the corporate and subsidiary level.
The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. For the three months ended March 31, 2022, the financial performance of our businesses was in line with covenants and we took proactive measures, where necessary, to ensure compliance. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and we continue to work with our portfolio companies to monitor performance against such covenant requirements.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, Holding LP and the Holding Entities. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The facility automatically renews for consecutive one-year periods until June 26, 2026. The total available amount on the credit facility will decrease to $500 million on April 27, 2023. As at March 31, 2022, the revolving acquisition credit facility remains undrawn.
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The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in euros, sterling, Australian, U.S., and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. At March 31, 2022, the partnership had $374 million available on its bilateral credit facilities with a maturity date of June 29, 2026.
The partnership also has Deposit Agreements with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at March 31, 2022, the amount of the deposit from Brookfield was $nil (December 31, 2021: $nil on deposit from Brookfield, included in corporate borrowings).
On February 4, 2022, Brookfield entered into an agreement to subscribe for up to $1 billion of 6% perpetual preferred equity securities. Proceeds will be available for us to draw upon for future growth opportunities as they arise. Brookfield will have the right to cause our partnership to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. Subsequent to quarter end, we also received an additional commitment for $500 million of perpetual preferred equity from Brookfield to support our growth. This financing is non-dilutive, long-term perpetual equity.
The table below outlines the partnership’s consolidated net debt-to-capitalization as at March 31, 2022 and December 31, 2021:

(US$ MILLIONS, except as noted)	March 31, 2022	December 31, 2021
Corporate borrowings	$1,701	$1,619
Non-recourse borrowings in subsidiaries of the partnership	28,656	27,457
Cash and cash equivalents	(2,277)	(2,588)
Net debt	$28,080	$26,488
Total equity	13,023	13,000
Total capital and net debt	$41,103	$39,488
Net debt-to-capitalization ratio	68%	67%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On May 5, 2022, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit payable on June 30, 2022 to Unitholders of record as at the close of business on May 31, 2022.
During the first quarter of 2022, the split-adjusted volume-weighted average price, adjusted for the dilutive effect of the special distribution, was $27.99 per LP Unit, which was below the previous incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil for the quarter.
Cash Flow
We believe that we have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.
As at March 31, 2022, we had cash and cash equivalents of $2,277 million, compared to $2,588 million as at December 31, 2021. The net cash flows for the three months ended March 31, 2022 and March 31, 2021 were as follows:

	Three Months Ended March 31,
(US$ MILLIONS)	2022	2021
Cash flows provided by (used in) operating activities	$(267)	$115
Cash flows provided by (used in) investing activities	(926)	(1,131)
Cash flows provided by (used in) financing activities	840	943
Impact of foreign exchange on cash	42	(33)
Change in cash and cash equivalents	$(311)	$(106)
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Cash flow provided by (used in) operating activities
Total cash flow used in operating activities for the three months ended March 31, 2022 was $267 million compared to cash provided of $115 million for the three months ended March 31, 2021. The decrease was primarily the result of changes in non-cash working capital due to timing of receivables at our road fuels operations and our non-bank financial services operations in India as well as higher inventory purchases at our solar power solutions provider in anticipation of growing demand. Net of non-cash working capital changes, the cash flow provided by operating activities increased $286 million to $800 million for the three months ended March 31, 2022 compared to $514 million for the three months ended March 31, 2021, primarily due to cash generated by our advanced energy storage operations, our nuclear technology services and our modular building leasing services operations.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $926 million for the three months ended March 31, 2022, compared to $1,131 million for the three months ended March 31, 2021. Our cash flows used in investing activities were primarily related an increase in restricted cash raised to fund the acquisition of our lottery services operations in advance of closing in April 4, 2022. Other contributing factors include the acquisition of property, plant, and equipment and intangible assets primarily within our industrials and infrastructure services segments. This was partially offset by net proceeds from the sale of corporate and government bonds at our residential mortgage insurer.
Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $840 million for the three months ended March 31, 2022, compared to $943 million for the three months ended March 31, 2021. During the three months ended March 31, 2022, our financing activities included net proceeds from borrowings of $1,026 million, which comprised primarily borrowings received to fund the acquisition of our lottery services operations in advance of closing on April 4, 2022 and net proceeds from borrowings at our nuclear technology services operations. Distributions to others who have interests in operating subsidiaries was $578 million for the three months ended March 31, 2022, which was primarily related to the dividend distributions from our nuclear technology services operations and our residential mortgage insurer, and the distribution of the co-investment syndication proceeds from our modular building leasing services operations. This was partially offset by capital provided by others who have interests in operating subsidiaries of $488 million for the three months ended March 31, 2022, which was primarily related to capital contributions from the co-investment syndication at our modular building leasing services operations and capital contributions from investors relating to our offshore oil services operations.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at March 31, 2022, the total outstanding amount was approximately $2.2 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letters of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction operations and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.
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Financial instruments - foreign currency hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to minimize any residual exposures to the extent natural hedges are insufficient.
The following table presents our foreign currency equity positions, excluding interests of others in operating subsidiaries, as at March 31, 2022:

	Net Investment Hedges
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$1,218	$1,032	$650	$134	$1,002	$361	$739
FX Contracts – US$	(879)	(361)	(167)	—	(531)	(134)	—
As at March 31, 2022, approximately 40% of our foreign currency net equity exposure was hedged.
Contractual Obligations
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at March 31, 2022:

	Payments as at March 31, 2022
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	2-5 Years	5+ Years
Borrowings	$30,917	$2,383	$1,909	$16,244	$10,381
Lease liabilities	2,137	342	283	566	946
Interest expense	7,727	1,309	1,419	3,348	1,651
Decommissioning liabilities	1,662	10	5	49	1,598
Pension obligations	3,840	108	111	350	3,271
Obligations under other agreements	159	50	21	56	32
Total	$46,442	$4,202	$3,748	$20,613	$17,879
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.
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Recently adopted accounting standards
(i)Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets (“IAS 37”)
These amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.
The partnership adopted these amendments on January 1, 2022 and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
(ii)IFRS 9 – Financial instruments (“IFRS 9”) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The partnership adopted this amendment on January 1, 2022 and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
Controls and procedures
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended March 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global economic uncertainty. We are continually monitoring and assessing the global economic uncertainty on our internal controls to minimize the impact on their design and effectiveness.
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Quick Links

Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT MARCH 31, 2022 AND DECEMBER 31, 2021 AND FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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